A **BRIGHTER WAY** TO INVEST IN GOLD®

2024
Third Quarter Report

Q3

SANDSTORM
GOLD ROYALTIES

NYSE **SAND** TSX **SSL**

Management’s Discussion
and Analysis
For The Period Ended September 30, 2024

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three and nine months ended September 30, 2024 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”) applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2023 and the corresponding notes to the financial statements which are available on SEDAR+ at www.sedarplus.ca. The information contained within this MD&A is current to November 7, 2024 and all figures are stated in U.S. dollars unless otherwise noted.

Management's Discussion & Analysis
Company Highlights
OPERATING RESULTS
Strong commodity prices lead to record operating margins
•Revenue for the three and nine months ended September 30, 2024 was $44.7 million and $128.9 million, respectively, compared with $41.3 million and $135.1 million for the comparable periods in 2023.
•Attributable Gold Equivalent ounces1 (as defined hereinafter), for the three and nine months ended September 30, 2024 were 17,359 ounces and 55,089 ounces, respectively, compared with 21,123 ounces and 73,995 ounces for the comparable periods in 2023.
•Cash flows from operating activities, excluding changes in non-cash working capital1, for the three and nine months ended September 30, 2024 were $37.0 million and $102.1 million, respectively, compared with $33.9 million and $114.6 million for the comparable periods in 2023.
•Cost of sales, excluding depletion, for the three and nine months ended September 30, 2024 was $5.3 million and $15.7 million, respectively, compared with $4.7 million and $16.8 million for the comparable periods in 2023.
•Average cash costs1 for the three and nine months ended September 30, 2024 of $305 and $285 per Attributable Gold Equivalent ounce1, respectively, compared with $220 and $227 per Attributable Gold Equivalent ounce1 for the comparable periods in 2023.
•Record cash operating margins1 for the three and nine months ended September 30, 2024 of $2,215 and $2,001 per Attributable Gold Equivalent ounce1, respectively, compared with $1,699 and $1,695 per Attributable Gold Equivalent ounce1 for the comparable periods in 2023. This marks the second consecutive quarter of record operating margins.

1.Refer to section on non-IFRS and other measures of this MD&A.
OTHER
Commercial production and initial deliveries from the Greenstone Gold Stream
•On November 6, 2024, Equinox Gold Corp. announced that it had reached commercial production at its 100% owned Greenstone gold mine after pouring first gold in May 2024. Sandstorm holds a Gold Stream on the Greenstone mine whereby the Company is entitled to purchase 2.375% of gold produced at the mine until 120,333 ounces are delivered, and 1.583% of gold produced thereafter.
•During the nine months ended September 30, 2024 and under the Company’s current and previous normal course issuer bid, the Company purchased and cancelled approximately 1.1 million common shares for total consideration of $6.1 million.
•In September 2024, the Company declared a dividend of CAD0.02 per share, which was paid on October 25, 2024.

Sandstorm Gold Ltd.	3	2024 Third Quarter Report

Management's Discussion & Analysis
Overview
Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity (“Gold Equivalent” as further defined herein)1 production for the life of the mine. Sandstorm partners with other companies in the resource industry to grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 231 Streams and royalties, of which 41 of the underlying mines are producing.
1.Refer to section on non-IFRS and other measures of this MD&A.
Outlook1
Based on the Company’s existing streams and royalties and the year-to-date outperformance of gold prices relative to other commodities, Attributable Gold Equivalent ounces (individually and collectively referred to as “Attributable Gold Equivalent”)2 are forecasted to be between 70,000 and 75,000 ounces in 2024. The Company’s production forecast is expected to reach approximately 125,000 Attributable Gold Equivalent ounces within the next five years, based solely on streams and royalties that the Company has bought and paid for.
1.Statements made in this section contain forward-looking information. Refer to the forward-looking statements section of this MD&A.
2.Refer to section on non-IFRS and other measures of this MD&A.

Sandstorm Gold Ltd.	4	2024 Third Quarter Report

Management's Discussion & Analysis
Key Producing Assets

Antamina Silver Stream and Royalty	HORIZON COPPER CORP.
The Company has a silver stream and a net profits interest (“NPI” or “Antamina NPI”) on production from the Antamina open-pit copper mine located in the Andes Mountain range of Peru, 270 kilometres north of Lima (“Antamina” or the “Antamina Mine”). The silver Stream and NPI is paid by Horizon Copper Corp. (“Horizon Copper”) which owns a 1.66% NPI on production from Antamina. The silver stream entitles the Company to receive silver ounces equal to 1.66% of all silver production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price. The NPI is calculated as one third of Horizon Copper's 1.66% Antamina NPI, after deducting the cost to Horizon of delivering silver ounces under the Antamina silver stream. The mine is operated by Compañia Minera Antamina S.A., a top-tier operator jointly owned by the subsidiaries of major stakeholders BHP Billiton plc (33.75%), Glencore plc (33.75%), Teck Resources Limited (22.5%) (“Teck”), and Mitsubishi Corporation (10%). Antamina is the world’s third-largest copper mine on a copper equivalent (“CuEq”) basis, producing approximately 560,000 CuEq tonnes per annum. The asset operates in the first cost quartile of copper mines and has been in consistent production since 2001, including a throughput expansion completed in 2012 to the mine’s current operating capacity of 145,000 tonnes per day. In addition to copper, Antamina is also a significant zinc and silver producer.
Antamina contains Mineral Resources that support a multi-decade mine life producing high-grade copper. The mine’s Measured and Indicated Resources, exclusive of Proven and Probable Reserves, totaled 673 million tonnes at 0.83% copper, 0.51% zinc, 11.4 grams per tonne silver, and 0.016% molybdenum. Mineral Reserves totaled 226 million tonnes at 0.94% copper, 0.56% zinc, 10.7 grams per tonne silver, and 0.024% molybdenum, which are constrained by current tailings capacity. Both Mineral Reserves and Resources are effective as of December 31, 2023 (cut-off grade unavailable).
In February 2024, Teck reported that the Antamina Mine had received approval of the Modification of Environmental Impact Assessment (the “MEIA”). The MEIA allows for an investment of approximately $2 billion over the next eight years, which will extend operations at Antamina through to 2036. The MEIA extends the permitted pit depth by 150 metres and will allow Antamina to optimize existing mining components within its current operation while also expanding the footprint of the open pit and expansion and optimization of tailings facilities. The MEIA also considers processing capacity of up to 208,000 tonnes per day which would be an approximate 40% increase from current levels. Reserves are expected to be expanded once additional tailings capacity is confirmed. Sandstorm expects that significant Mineral Resource conversion is likely as Antamina completes several Pre-Feasibility level tailings studies which are focused on potential long-term solutions. For more information, visit the Teck website at www.teck.com.

Sandstorm Gold Ltd.	5	2024 Third Quarter Report

Management's Discussion & Analysis

Vale Royalties	VALE S.A.
Sandstorm holds a diverse package of royalties on several of Vale S.A.’s (“Vale”) assets located in Brazil. These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,097 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is approximately as follows:
•Copper and Gold
–0.03% net sales royalty on the Sossego copper-gold mine; and
–0.06% net sales royalty on copper and gold and a 0.03% net sales royalty on all other minerals from certain assets.
•Iron Ore
–0.05% net sales royalty on iron ore sales from the Northern System; and
–0.05% net sales royalty on iron ore sales from a portion of the Southeastern System (subject to certain thresholds described below).
•Other
–0.03% of net sales proceeds in the event of an underlying asset sale on certain assets.
Vale is one of the world’s largest low-cost iron mining companies, contributing approximately 13.5% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.
NORTHERN SYSTEM
The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. Vale is currently executing plans to increase the Northern System’s production capacity to a long-term target of 240 Mt per annum, which would be achieved via the approved expansion at Serra Sul and other growth projects. In addition, Vale continues to study a number of additional growth projects at the Pre-Feasibility or Feasibility Study level which could enhance production from Sandstorm’s royalty grounds.
Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Mining at Serra Leste began in 2014 and is expected to continue into 2049; Serra Sul began production in 2016 and is expected to produce into the late 2050s.

Sandstorm Gold Ltd.	6	2024 Third Quarter Report

Management's Discussion & Analysis
SOUTHEASTERN SYSTEM
The Southeastern System, a portion of which is not covered by the Vale Royalties, is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2025. As of June 30, 2024, approximately 1.66 billion tonnes of iron ore have been produced from the Southeastern System royalty grounds.
Vale continues to explore opportunities to extend the life of the Sossego operation and develop additional brownfield copper projects within the Vale Royalty. Vale also continues to explore additional copper development opportunities including an underground mining scenario at Sossego and the development of the Alemao project.

Greenstone Gold Stream	EQUINOX GOLD CORP.
The Company has a Gold Stream on the Greenstone gold mine located in the Geraldton-Beardmore district of western Ontario, Canada (the “Greenstone Mine” or “Greenstone”), owned and operated by Equinox Gold Corp. (“Equinox” or “Equinox Gold”). Under the terms of the Gold Stream, Sandstorm has agreed to purchase 2.375% of the gold produced from the property, until 120,333 ounces of gold have been delivered, then 1.583% thereafter, for an ongoing per ounce cash payment of 20% of the spot price of gold. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs. In May 2024, Equinox announced that it had completed its previously announced transaction with Orion Mine Finance ("Orion") to acquire the 40% interest of the Greenstone Mine previously held by Orion, consolidating Equinox’s ownership interest to 100%.
On May 23, 2024, Equinox Gold announced that it had poured first gold at Greenstone. Since then, total production from Greenstone, to September 30, 2024, was approximately 59,000 ounces of gold. Equinox Gold announced commercial production at Greenstone on November 6, 2024 and remains focused on systematically ramping up both mining rates and plant throughput during the fourth quarter as the mine continues to progress toward design capacity, targeting to ramp up to production rates of 390,000 ounces per year within the first five years of operation.
In October 2024, a Technical Report with an effective date of June 30, 2024 was released, which outlines production of 5.7 million ounces over an initial 15-year mine life. Longer-term, Equinox continues to evaluate opportunities to extend Greenstone’s mine life, with open-pit and underground inferred resources of more than 3.0 million ounces. Trade-off studies to evaluate mining of the underground resource down-plunge from the open pit are currently planned for 2025. For more information, see www.equinoxgold.com.

Sandstorm Gold Ltd.	7	2024 Third Quarter Report

Management's Discussion & Analysis

Blyvoor Gold Stream	AUROUS RESOURCES
The Company has a Gold Stream on Blyvoor Gold (Pty) Ltd.’s underground Blyvoor gold mine located on the Witwatersrand gold belt, South Africa (“Blyvoor” or the “Blyvoor Mine”). Under the terms of the Gold Stream, until 300,000 ounces have been delivered (“Initial Blyvoor Delivery Threshold”), Blyvoor Gold (Pty) Ltd. will deliver 10% of gold produced at the mine until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the agreement, Sandstorm will make ongoing cash payments of $572 per ounce of gold delivered. In March 2024, several subsidiaries of Blyvoor Gold (Pty) Ltd. and Rigel Resource Acquisition Corp, a special purpose acquisition company, sponsored by a fund managed by Orion Resource Partners, announced that they have entered into a definitive business combination agreement whereby, subject to customary closing conditions and regulatory approvals, the resulting company, expected to be named "Aurous Resources", will be a publicly listed company trading on the NASDAQ stock exchange.
The Blyvoor Mine, which commenced production in 1942, is situated in a prolific gold mining area within the Carletonville Goldfield. The region hosts a number of well-established gold mines and is well serviced by all amenities. The mine is located approximately 14 kilometres from the town of Carletonville, Gauteng Province, and about 80 kilometres from Johannesburg, a major metropolitan centre. Recently, an updated S-K 1300 Technical Report Summary was filed on the Blyvoor Mine outlining a 34-year mine life with 5.14 million ounces of gold in Proven and Probable Mineral Reserves (28.83 million tonnes at 5.54 grams per tonne gold) and 2.02 million ounces of gold in Measured and Indicated Resources (14.00 million tonnes at 4.50 grams per tonne gold) exclusive of Mineral Reserves (Cut-offs applied were 496cm.g/t for Proven and Probable Reserves and 300cm.g/t for Measured and Indicated Resources). The current processing plant has a capacity of 1,300 tonnes per day. For more information refer to the S-K 1300 Technical Report Summary on the Blyvoor Gold Mine, South Africa dated February 29, 2024 filed as exhibit 96.1 to Aurous Resources' Form F-4 dated July 24, 2024 filed on EDGAR at www.sec.gov/edgar.
Based on Sandstorm’s review of current operating plans at Blyvoor, the Company is budgeting for long-term production rates of approximately 60,000 ounces of gold per annum, based on conventional mining methods.

Sandstorm Gold Ltd.	8	2024 Third Quarter Report

Management's Discussion & Analysis

Chapada Copper Stream	LUNDIN MINING CORPORATION
The Company has a copper Stream on Lundin Mining Corporation’s (“Lundin Mining”) open-pit copper-gold Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Chapada copper Stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:
•4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then
•3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then
•1.5% of the copper produced thereafter, for the life of the mine.
Based on the cumulative pounds of copper purchased to-date, the Company’s current copper entitlement is 4.2%.
Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. Ore is treated through a flotation plant with processing capacity of 24 million tonnes (“Mt”) of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050, which excludes any production from Lundin Mining’s recent Saúva discovery. For more information, visit the Lundin Mining website at www.lundinmining.com.

Cerro Moro Silver Stream	PAN AMERICAN SILVER CORP.
The Company has a silver Stream on Pan American Silver Corp.’s (“Pan American”) silver-gold Cerro Moro mine, located in Santa Cruz, Argentina (the “Cerro Moro Mine” or “Cerro Moro”). Under the terms of the silver Stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9% of the silver produced thereafter.
Based on the cumulative ounces of silver purchased to-date, the Company’s current silver entitlement is 20%.
The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining methods.

Sandstorm Gold Ltd.	9	2024 Third Quarter Report

Management's Discussion & Analysis
Other Producing Assets

Houndé Gold Royalty	ENDEAVOUR MINING PLC
The Company has a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé gold mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining plc (“Endeavour”).
The royalty covers the Kari North and Kari South tenements (the “Houndé Tenements”), representing approximately 500 square kilometres of the Houndé property package. Houndé hosts a Proven and Probable Reserve containing 2.6 million ounces of gold within 52.1 million tonnes of ore with an average grade of 1.57 grams per tonne gold. The Measured and Indicated Resources, inclusive of Reserves, contain 3.8 million ounces of gold contained in 73.1 million tonnes of ore with an average grade of 1.63 grams per tonne gold. This Mineral Reserve and Resource estimate, a portion of which is not subject to the Company's royalty, is based on an economic cut-off grade of 0.5 grams per tonne gold, inclusive of reserves, and is effective as of December 31, 2023. See www.endeavourmining.com for more information.
Houndé is an open-pit gold mine with a 3.0 million tonne per year nameplate capacity processing plant using a gravity circuit and a carbon-in-leach plant. Since reaching commercial production, Houndé’s processing plant has been consistently operating at more than 30% above its nameplate capacity.
In 2024, Endeavour embarked on a $10.0 million exploration program which is focused on delineating targets at depth within the Kari Area and Vindaloo Deeps, as well as adding resources at existing deposits. Drilling to date has continued to test the continuity of mineralization at the Vindaloo Deeps target with preliminary results demonstrating the potential for a large, higher-grade underground resource. The Vindaloo deposits and a significant portion of the Kari deposits at Houndé are included within the Company’s royalty grounds.

Aurizona Gold Royalty	EQUINOX GOLD CORP.
The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold's open-pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”) which achieved commercial production in 2019. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox Gold’s greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox Gold can purchase one-half of the greenfields NSR for a cash payment of $10 million.

Sandstorm Gold Ltd.	10	2024 Third Quarter Report

Management's Discussion & Analysis
On September 20, 2021, Equinox Gold announced a positive Pre-Feasibility Study for an expansion to the Aurizona mine through the development of an underground mine which could be operated concurrently with the existing open-pit mine and is subject to the Company’s 3%–5% sliding scale NSR. The assessment outlines total production of 1.5 million ounces of gold over an 11-year mine life and includes estimated Proven and Probable Mineral Reserves of 1.66 million ounces of gold (contained in 32.3 million tonnes at 1.6 grams per tonne gold with a cut-off grade of 0.35–0.47 grams per tonne for open-pit and 1.8 grams per tonne gold for underground) with an expected average annual production of 137,000 ounces. The Pre-Feasibility Study also includes an updated Mineral Resource estimate whereby the total Measured and Indicated Resources (exclusive of Reserves) increased to an estimated 868,000 ounces contained in 18.1 million tonnes at 1.5 grams per tonne gold (cut-off grade of 0.3 grams per tonne for open-pit and 1.0 grams per tonne for underground Mineral Resources). For more information refer to www.equinoxgold.com.
On April 8, 2024, Equinox Gold reported that there had been a displacement of material in two locations in the south wall of the Piaba pit at the Aurizona mine due to persistent heavy rains in Maranhão, Brazil. As a result, mining at the Piaba pit has been paused as Equinox Gold establishes a remediation plan and confirms the safety of the pit. To mitigate the potential impact on planned 2024 production from the Piaba pit, Equinox has commenced mining of the Tatajuba open pit at Aurizona, which is also subject to the Company's royalty.

Caserones Royalty	LUNDIN MINING CORPORATION
The Company holds an effective 0.63% NSR (at copper prices above $1.25 per pound) on the production from the Caserones open-pit mine located in the Atacama region of Chile (the “Caserones Mine”), operated by Lundin Mining and owned by Lundin Mining and JX Nippon Mining & Metals Corporation.
The Caserones Mine has 11 years of operational history. On July 13, 2023, Lundin Mining published a Technical Report in accordance with National Instrument 43-101 which outlined a mine life through 2037 and average annual production of approximately 110,000 tonnes of copper. The mine benefits from a significant historical investment of $4.2 billion, well-established infrastructure, and is expected to produce significant volumes of copper and molybdenum over the long-term. Lundin Mining has identified several priority exploration targets at the property, the majority of which are situated on the Company’s royalty ground.

Fruta del Norte Precious Metals Royalty	LUNDIN GOLD INC.
The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.’s (“Lundin Gold”) Fruta del Norte gold mine located in Ecuador (“Fruta del Norte” or “Fruta del Norte Mine”), which commenced commercial production in February 2020.

Sandstorm Gold Ltd.	11	2024 Third Quarter Report

Management's Discussion & Analysis
The Fruta del Norte Mineral Reserve contains an estimated 5.50 million ounces of gold in 21.70 million tonnes of ore with an average grade of 7.89 grams per tonne, as of December 31, 2023, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 4.00 grams per tonne and 5.30 grams per tonne depending on mining method). Lundin Gold plans to increase the plant's throughput to 5,000 tonnes per day with potential for this increased throughput to become effective in 2024. See www.lundingold.com for more information.
Lundin Gold recently announced additional results from its 2024 near-mine drilling program, with recent intercepts continuing to delineate the new Bonza Sur gold deposit at Fruta del Norte. The Bonza Sur gold deposit, discovered in 2023, is located 1 kilometre south of Fruta del Norte. The deposit features a large mineralized envelope extending over 1.8 kilometres along strike, 100 metres wide, and at least 500 metres deep. Based on recent exploration results, Lundin Gold plans to increase its 2024 near-mine drilling program by 10,000 metres to a minimum of 56,000 metres, the largest ever exploration drilling program conducted on the land package hosting Fruta del Norte. This is expected to result in an estimated cost increase of $2.0 million, which combined with the regional program, results in an estimated program cost of $44.0 million.

Mercedes Precious Metal Streams	BEAR CREEK MINING CORPORATION
The Company holds a silver Stream and a Gold Stream on Bear Creek Mining Corporation’s (“Bear Creek”) producing Mercedes gold-silver mine in Sonora, Mexico (“Mercedes” or the “Mercedes Mine”). In January 2024, the Company closed its previously announced agreement to restructure its existing Streams and refinance certain Bear Creek debt investments (the “Restructuring Agreement”).
REVISED GOLD STREAM:
Effective January 1, 2024, Sandstorm has the right to purchase 275 gold ounces per month through April 2028 and a 4.4% Gold Stream thereafter for an on-going cash payment of 25% of the spot price of gold for each gold ounce delivered.
REVISED SILVER STREAM:
Beginning in May 2028, Sandstorm will receive 100% of the silver produced for the life of the mine for an on-going cash payment of 25% of the spot price of silver for each silver ounce delivered.
REVISED DEBT HOLDINGS:
Sandstorm refinanced its $22.5 million convertible debenture and a $14.4 million secured loan acquired in 2023 into five-year convertible notes bearing interest at 7% per annum and convertible into common shares of Bear Creek at a strike price of CAD0.73 per share (the “Refinanced Sandstorm Debentures”).

Sandstorm Gold Ltd.	12	2024 Third Quarter Report

Management's Discussion & Analysis
In consideration for the amendments, Sandstorm also received:
•Corani royalty: a 1.0% NSR on Bear Creek’s wholly owned Corani project in Peru, one of the world’s largest fully permitted silver deposits.
•Non-royalty consideration: Additional consideration comprised of 28,767,399 Bear Creek common shares and $4.2 million in principal added to the Refinanced Sandstorm Debentures described above.
The Mercedes district has been the focus of mining activities dating back to the 1880s. Commercial production commenced at the Mercedes Mine in 2011 and the mine has produced over 800,000 ounces of gold. The Mercedes mill has a current capacity of 2,000 tonnes per day, with gold recoveries averaging approximately 95% over the past five years. Proven and Probable Reserves as of December 2021 totaled 2.2 million tonnes grading 3.75 grams per tonne gold and 29.0 grams per tonne silver, containing 267,000 ounces of gold and 2.07 million ounces of silver (based on a 2.1 grams per tonne gold cut-off grade, except Diluvio which is based on a 2.0 grams per tonne gold cut-off grade).

Bonikro Gold Stream	ALLIED GOLD CORPORATION
The Company has a Gold Stream on Allied Gold Corporation’s (“Allied”) Bonikro gold mine located in Côte d’Ivoire (“Bonikro” or the “Bonikro Mine”). Under the terms of the Gold Stream, Allied will deliver 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until a cumulative 61,750 ounces of gold have been delivered, then 2% thereafter. Under the agreement, Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered. In August 2024 Sandstorm amended its Bonikro Gold Stream such that the Company is now entitled to minimum annual deliveries of 4,000–6,000 ounces in the 2024–2026 period and 2,000–3,000 ounces in the 2027–2029 period. No other changes were made to the delivery or payment terms under the Stream.
The Bonikro Mine is a producing gold-silver mine located approximately 67 kilometres south of Yamoussoukro, the political capital of Côte d'Ivoire, and approximately 240 kilometres northwest from Abidjan, the commercial capital of the country. The operation consists of two primary areas: the Bonikro mining license and the Hiré mining license. Gold has been produced from the Bonikro open-pit and through the Bonikro carbon-in-leach plant since 2008 with over 1.0 million ounces having been produced.
The most recently published Mineral Reserve and Mineral Resource estimate for Bonikro includes Proven and Probable Mineral Reserves of 571,000 ounces of gold in 13.7 million tonnes of ore with an average grade of 1.30 grams per tonne gold and Mineral Resources, inclusive of Reserves, of 1.39 million ounces of gold in 32.8 million tonnes of ore with an average grade of 1.32 grams per tonne gold. This Mineral Reserve and Mineral Resource estimate is effective as of December 31, 2023 and is based on open pit cut-off grades of 0.68-0.74 grams per tonne for Mineral Reserves and 0.5 grams per tonne for

Sandstorm Gold Ltd.	13	2024 Third Quarter Report

Management's Discussion & Analysis
Mineral Resources. Ongoing drilling is focused on expanding and converting the existing Inferred Resource targeting a mine life of over 10 years.
In the third quarter of 2024, Allied announced the closing of a $53 million third party financing package for advancement initiatives at its Côte d’Ivoire Complex, which includes the Bonikro and Agbaou gold mines. The financing is expected to support the advancement of highly prospective sites including the allocation of $16.5 million in 2024 for the advancement of high priority targets such as Oume, Akissi-So, Agbalé, and others, which are located within the area of interest of Sandstorm’s Bonikro Stream. See www.alliedgold.com for more information.

CEZinc Stream	GLENCORE CANADA CORPORATION
The Company has a zinc Stream to purchase 1.0% of the zinc processed at the Canadian Electrolytic Zinc (“CEZinc”) smelter located in Quebec, Canada until the later of June 30, 2030 or delivery of 68 million pounds zinc, for ongoing per pound cash payments of 20% of the average quarterly spot price of zinc. The smelter is owned and operated by a wholly-owned subsidiary of Glencore Canada Corporation (“GCC”).
CEZinc is situated on the St. Lawrence Seaway along major transportation networks that connect the processing facility to its end markets in the United States and Canada. In 2022, GCC completed a cellhouse maintenance shutdown of the smelter to proactively repair numerous cells and conduct a cell-by-cell integrity assessment, with these efforts expected to stabilize near-term operating conditions. Operations restarted in December 2022; however, given the timelines between production and Stream deliveries, this shutdown had an impact on zinc deliveries under the Stream in the second quarter of 2023. Longer-term, GCC is evaluating opportunities to replace all cells in the cellhouse to further stabilize and improve operating conditions.

Relief Canyon Gold Stream	AMERICAS GOLD AND SILVER CORPORATION
The Company has a precious metal Stream on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Mine”), which is owned and operated by Americas Gold and Silver Corporation (“Americas Gold”). Under the terms of the Stream, including additional stream funding advanced in 2023 and 2024, Sandstorm is entitled to receive 44,712 ounces of gold over a 7.25-year period which began in the second quarter of 2020 (the “Fixed Deliveries”). After receipt of 32,022 gold ounces under the Fixed Deliveries, the Company has agreed to purchase 4% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm has a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.
In January 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine. Since then, the ramp up of operations has been challenging and Americas Gold has

Sandstorm Gold Ltd.	14	2024 Third Quarter Report

Management's Discussion & Analysis
suspended mining operations while efforts are under way to resolve metallurgical challenges. Americas Gold discontinued leaching and heap rinsing operations in the fourth quarter of 2023 and will reassess the status of the operation as the results of these efforts become available and are evaluated. The mine is located in Nevada, U.S.A. at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine.
Americas Gold recently announced that it has entered into a binding agreement with an affiliate of Mr. Eric Sprott and Mr. Paul Huet under which Americas Gold will acquire the remaining 40% interest which it does not own in the Galena Complex in Idaho, USA. Concurrently, Americas Gold has entered into an agreement to complete a bought deal private placement financing to raise gross proceeds of approximately CAD$50 million which, combined with anticipated debt refinancing of between $30-$40 million, are expected to be utilized to deleverage Americas Gold's balance sheet. On closing, Mr. Eric Sprott will be the largest shareholder of Americas Gold. The acquisition of the remaining 40% interest in Galena and the concurrent financing described above are subject to applicable regulatory approvals, with closing anticipated by the end of the year.

Gualcamayo Royalty	ERIS LLC
The Company has several royalties on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and is owned and operated by Eris LLC (“Eris”). The Gualcamayo Mine is an open-pit, heap leach operation. The Company holds the following royalties and contractual interests associated with the property: (i) a 1% NSR on the producing Gualcamayo Mine; (ii) a 2% NSR based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-deep carbonates component on certain surrounding ground; (iii) 1.5% NSR on production from the deep carbonates project; and (iv) a $30 million milestone payment due on commencement of commercial production from the deep carbonates project.

Vatukoula Gold Stream	VATUKOULA GOLD MINES PTE LIMITED
The Company has a Gold Stream on Vatukoula Gold Mines PTE Limited’s (“VGML”) underground gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”). The Stream entitles the Company to purchase 11,022 ounces of gold over a 4.5-year period which began in January 2023 (the “Fixed Delivery Period”) and thereafter 1.2%–1.4% of the gold produced from Vatukoula for ongoing per ounce cash payments equal to 20% of the spot price of gold. The Fixed Delivery Period entitles Sandstorm to receive 1,320 ounces of gold per year, increasing to 2,772 ounces of gold per year during the final 3.5 years of the Fixed Delivery Period. After which, Sandstorm will receive a variable proportion of gold produced from the Vatukoula Mine for the life of the mine.
In addition to the Gold Stream, Sandstorm holds an effective 0.21% NSR on certain prospecting licenses plus a five-kilometre area of interest.

Sandstorm Gold Ltd.	15	2024 Third Quarter Report

Management's Discussion & Analysis

Black Fox Gold Stream	MCEWEN MINING INC.
The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open-pit and underground Black Fox mine and Froome mine (both part of the Black Fox property), located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $601 and the spot price of gold.
The Black Fox Mine began operating as an open-pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011.
Development Assets

Hod Maden Gold Stream	HORIZON COPPER CORP.
The Company has a Gold Stream, payable by Horizon Copper, on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Türkiye (the “Hod Maden Project” or “Hod Maden”). In the second quarter of 2023, SSR Mining Inc. (“SSR Mining”) reached an agreement with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) to acquire up to a 40% operating interest in Hod Maden and assume operational control of the project. Assuming the terms of the earn-in milestone payments of the agreement are fulfilled, SSR Mining will hold a 40% operating interest in Hod Maden, with the remaining passive ownership held by Lidya (30%) and Horizon Copper (30%).
Under the terms of the Hod Maden Gold Stream, Sandstorm has agreed to purchase 20% of all gold produced from Hod Maden (on a 100% basis) for ongoing per ounce cash payments equal to 50% of the spot price of gold until 405,000 ounces of gold are delivered. Sandstorm will then receive 12% of the gold produced for the life of the mine for ongoing per ounce cash payments equal to 60% of the spot price of gold. In addition to the Gold Stream, Sandstorm also holds a 2% NSR on Hod Maden payable by the entity that holds the mining license.
In November 2021, a Feasibility Study was released. The results demonstrate a Proven and Probable Mineral Reserve of 2.45 million ounces of gold and 129,000 tonnes of copper being mined over a 13-year mine life (8.7 million tonnes at 8.8 grams per tonne gold and 1.5% copper or 11.1 grams per tonne gold equivalent using $82 per tonne NSR based cut-off grades). The study projects a pre-tax net present value (5% discount rate) of $1.3 billion and an internal rate of return of 41%. For more information refer to www.horizoncopper.com.
With the approval of the Environmental Impact Assessment, the release of the Feasibility Study and the receipt of all key permits (with the award of the final permit from the Ministry of Forestry in 2022), Hod Maden moved into the next stage of development including securing project debt financing and

Sandstorm Gold Ltd.	16	2024 Third Quarter Report

Management's Discussion & Analysis
initiating long-lead construction items. In 2024, early-works construction activities have continued at Hod Maden focused on site access and earthworks, power supply construction and the land expropriation process.
In February 2024, following an incident at one of its assets, SSR Mining retracted all previously issued guidance for its Turkish assets, including the Hod Maden Project. While SSR Mining focuses on remediation efforts, Sandstorm currently estimates a one-year delay to commercial production.

Platreef Gold Stream	IVANHOE MINES LTD.
The Company has a Gold Stream on the Platreef project located in South Africa (“Platreef”), which is majority owned and operated by Ivanhoe Mines Ltd. (“Ivanhoe”). Under the terms of the Stream, Sandstorm is entitled to purchase 37.5% of payable gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered and 1.875% thereafter, as long as certain conditions are met. The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed payability factor of 80% and is subject to ongoing cash payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.
Platreef is a development stage project that contains an underground deposit of thick, high-grade platinum group elements and nickel-copper-gold mineralization. Ivanhoe recently announced the on-schedule completion of the Phase 1 concentrator, which entered cold commissioning in July 2024. In-line with Platreef’s optimized development plan schedule described below, the concentrator will be placed on care and maintenance until the second half of 2025 as Shaft #1 prioritizes waste hoisting to support and accelerate the development of Phase 2.
Ivanhoe recently announced an optimized development plan for Platreef which de-risks initial production and accelerates the asset’s Phase 2 expansion by up to three years. Under the revised development plan, Ivanhoe will re-purpose ventilation Shaft 3 for hoisting at a rate of 3 million tonnes per annum (“Mtpa”) and increase the size of the initial Phase 2 concentrator to 3.3 Mtpa (previously 2.2 Mtpa), bringing site-wide processing capacity to 4.0 Mtpa. Shaft 3 is expected to be ready for hoisting in the first quarter of 2026. An updated Feasibility Study, accelerating and optimizing the development of Phase 2, is expected to be completed in 2025.
In conjunction with the advancement of Shaft 2 and the updated Feasibility Study, Ivanhoe is undertaking a Preliminary Economic Assessment for Phase 3 expansion, also expected to be completed in 2025. Phase 3 would increase total processing capacity at Platreef to approximately 10.0 Mtpa and is anticipated to rank Platreef as one of the world’s largest and lowest-cost platinum-group metals, nickel, copper, and gold operations. The processing capacity of the Phase 3 expansion will be 12.5 times greater than that of Phase 1 and 2.5 times greater than the optimized Phase 2 expansion.

Sandstorm Gold Ltd.	17	2024 Third Quarter Report

Management's Discussion & Analysis

MARA Royalty and Stream Option	GLENCORE PLC
The Company has a 0.25% NSR on the MARA porphyry copper-gold project (“MARA”) which is located in Catamarca province, Argentina and is wholly owned by a subsidiary of Glencore plc. In addition, Sandstorm holds a Gold Stream conversion option.
Under the terms of the option agreement, Sandstorm may elect to make an advance payment up to a maximum of $225 million (“Advance Payment”) to convert its existing 0.25% NSR into a Gold Stream (“Stream Conversion”). If Sandstorm elects to pay the Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from MARA for ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold.
To exercise its option, Sandstorm is required to elect the Stream Conversion only once the respective subsidiary of Glencore plc has made a board-approved construction decision at MARA. The Advance Payment is payable in quarterly tranches throughout the construction period in proportion to the total project spending. In addition, if Sandstorm wishes to syndicate the Gold Stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions. The Gold Stream option is structured between Sandstorm’s Canadian parent company and a counterparty entity outside of Argentina.
MARA is a brownfield copper-gold project that ranks as one of the lowest capital-intensive copper projects in the world, owing to the existing Alumbrera processing plant and associated infrastructure located nearby. MARA is expected to be in the top 25 global copper producers when operational and is supported by Indicated Resources totalling 1,020 million tonnes with the following metal grades: 0.51% copper, 0.20 grams per tonne gold grade, and 3.36 grams per tonne silver grade. The Indicated Resources are reported within an economic pit shell for open pit mining. For more information refer to www.glencore.com.
In September 2023, Glencore plc completed the acquisition of the remaining 56.25% interest that it did not previously own in the MARA project. In early 2024, Glencore plc reported that it had earmarked an aggregate of $400 million over the next three years for two growth projects located in Argentina, including their wholly-owned MARA project. The investment is expected to continue the development, feasibility studies, and early works of their Argentinian assets.

Hugo North Extension & Heruga Stream	ENTRÉE RESOURCES LTD.
The Company has a precious metals Stream with Entrée Resources Ltd. (“Entrée Resources”) to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper Stream to purchase an amount equal to 0.42% of the copper produced from

Sandstorm Gold Ltd.	18	2024 Third Quarter Report

Management's Discussion & Analysis
Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.
The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée Resources.
The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Rio Tinto PLC (the project manager) and the Government of Mongolia. Entrée Resources retains a 20% interest in the Hugo North Extension and Heruga.
In 2021, Entrée Resources announced the completion of an updated Feasibility Study on its interest in the Entrée/Oyu Tolgoi joint venture property. The updated report aligns Entrée Resource’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine. In 2023 Entrée Resources reported that optimization studies on Panel 1, which have the potential to further improve Lift 1 economics for the Entrée/Oyu Tolgoi joint venture, were completed in the second quarter of 2023. More recently, Entrée Resources reported that the Entrée/Oyu Tolgoi joint venture has approved 212 metres of lateral development work in the southwest corner of the Hugo North Extension in line with the 2024 Oyu Tolgoi Mine Plan and first underground development work on the property commenced in the fourth quarter of 2024. Additionally, Rio Tinto, the operator of Oyu Tolgoi, has announced that ramp up of the Oyu Tolgoi Lift 1 underground mine continues in line with its long-term plan, including commissioning of ventilation Shafts 3 and 4, along with other important construction and commissioning milestones.

Horne 5 Royalty	FALCO RESOURCES LTD.
The Company holds a 2% NSR on the Horne 5 deposit located in Quebec, Canada (“Horne 5”), owned by Falco Resources Ltd. (“Falco Resources”).
An updated Feasibility Study, released in April 2021, envisions an underground operation producing approximately 320,000 gold equivalent ounces annually over a 15-year mine life. Proven and Probable Mineral Reserves are 80.9 million tonnes at an average grade of 1.44 grams per tonne gold, 14.14 grams per tonne silver, 0.17% copper, and 0.77% zinc with an effective date of August 26, 2017 (NSR cut-off grade of CAD55 per tonne). Falco Resources recently announced that it has entered into an operating license and indemnity agreement with Glencore Canada Corporation. This is a key milestone for Falco Resources and the development of Horne 5. The terms of the agreement outline key deliverables and lines of communication between the parties to facilitate the development and ultimately the operation of Horne 5. For more information refer to www.falcores.com/en.

Sandstorm Gold Ltd.	19	2024 Third Quarter Report

Management's Discussion & Analysis

Robertson Royalty	BARRICK GOLD CORP.
The Company has a sliding scale NSR on the Robertson development stage deposit which is part of the Cortez Mine Complex in Nevada (“Robertson”), jointly owned by Barrick Gold Corp. (“Barrick”) (61.5%) and Newmont Corporation (“Newmont”) (38.5%). The NSR ranges from 1.0% to 2.25% depending on the average quarterly gold price. Based on the average quarterly gold price for the three months ended September 30, 2024, the Robertson NSR would have been 2.25% if it were in production.
Robertson is currently being qualified by Barrick as an emerging tier two gold asset, defined by Barrick as an asset with a Reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve. Barrick expects first production at Robertson to occur in 2027, subject to permitting. In October 2024, the final Environmental Impact Statement for the Robertson project was published followed by a public review and comment period.

Lobo-Marte Royalty	KINROSS GOLD CORPORATION
The Company has a 1.05% NSR on production, subject to a $40 million cap, from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project”) which is owned by Kinross Gold Corporation (“Kinross”).
In 2021, Kinross announced the results of a Feasibility Study for the Lobo-Marte Project. The study estimates a Probable Mineral Reserve of 6.7 million ounces contained in 160.7 million tonnes at an average grade of 1.3 grams per tonne gold, Indicated Resources of 2.4 million ounces contained in 99.4 million tonnes at an average grade of 0.7 grams per tonne gold, and Inferred Resources of 0.4 million ounces contained in 18.5 million tonnes at an average grade of 0.75 grams per tonne gold. Kinross estimates a total life of mine production of approximately 4.7 million gold ounces during a 16-year mine life, which includes 14 years of mining followed by two years of residual processing. For more information refer to www.kinross.com.

Sandstorm Gold Ltd.	20	2024 Third Quarter Report

Management's Discussion & Analysis
Evolve Transaction
In 2023, the Company announced that it was undertaking a process to monetize over $40 million of non-core assets by the end of 2024, with the proceeds from any sales directed to debt repayments. Accordingly, on May 2, 2024, the Company entered into an agreement with Evolve Strategic Element Royalties Ltd. (“Evolve”) to sell eight non-core, non-precious metals royalties for closing cash proceeds of $21 million, plus the retention of the next $10 million in royalty proceeds from the Company's 2.5–5.0% NSR on a portion of the Copper Mountain mine in British Columbia ("Copper Mountain"). In addition to the Copper Mountain royalty, the portfolio included a 0.5% NPI on Teck Resources Ltd.’s Highland Valley Copper project (“HVC”) and a 1.5% NSR on Green Technology Metals Limited’s (“Green Technology”) Seymour Lake lithium development project ("Seymour Lake").
On May 13, 2024, the Company closed the sale of all royalties without preemptive rights (including Copper Mountain and HVC) and received cash proceeds of $15.4 million from Evolve. The remaining $5.6 million in cash, covering royalties with preemptive rights including Seymour Lake, was subject to certain closing conditions. During the closing period, Green Technology asserted that it was not subject to certain obligations underlying the royalty agreement for Seymour Lake. Consequently, the Company was not able to close this portion of the transaction by the agreed-upon outside date. Sandstorm has initiated arbitration proceedings to seek recourse from Green Technology and is actively pursuing its rights under the agreement.

Sandstorm Gold Ltd.	21	2024 Third Quarter Report

Management's Discussion & Analysis
Summary of Quarterly Results
Quarters Ended

In $000s (except for per share and per ounce amounts)	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023

Total revenue	$44,698	$41,374	$42,811	$44,498
Attributable Gold Equivalent ounces[1]	17,359	17,414	20,316	23,250
Sales	$26,693	$25,834	$27,169	$26,412
Royalty revenue	18,005	15,540	15,642	18,086
Average realized gold price per ounce from the Company’s Gold Streams[1]	2,520	2,313	2,062	1,948
Average cash cost per attributable ounce[1]	305	270	280	211
Cash flows from operating activities	32,527	34,385	32,352	38,741
Net income (loss)	5,794	10,502	(3,856)	24,459
Net income (loss) attributable to Sandstorm shareholders	5,399	10,028	(4,196)	24,239
Basic income (loss) per share	0.02	0.03	(0.01)	0.08
Diluted income (loss) per share	0.02	0.03	(0.01)	0.08
Total assets	1,879,553	1,889,324	1,907,863	1,931,426
Total long-term liabilities	406,466	414,800	442,741	461,252
Dividends declared per share (CAD)	0.02	0.02	0.02	0.02
Dividends declared	4,410	4,345	4,399	4,446
Dividends paid	4,277	4,379	4,448	4,367

In $000s (except for per share and per ounce amounts)	Sep. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022

Total revenue	$41,324	$49,835	$43,979	$38,448
Attributable Gold Equivalent ounces[1]	21,123	24,504	28,368	21,753
Sales	$22,497	$31,269	$26,406	$27,680
Royalty revenue	18,827	18,566	17,573	10,768
Average realized gold price per ounce from the Company’s Gold Streams[1]	1,919	1,972	1,882	1,746
Average cash cost per attributable ounce[1]	220	228	230	253
Cash flows from operating activities	31,947	42,142	39,924	26,266
Net income (loss)	14	2,684	15,552	(2,068)
Net (loss) income attributable to Sandstorm shareholders	(241)	2,049	15,669	(2,358)
Basic (loss) income per share	(0.00)	0.01	0.05	(0.01)
Diluted (loss) income per share	(0.00)	0.01	0.05	(0.01)
Total assets	1,916,819	1,937,207	1,963,151	1,974,777
Total long-term liabilities	466,793	477,387	490,258	514,331
Dividends declared per share (CAD)	0.02	0.02	0.02	0.02
Dividends declared	4,390	4,469	4,415	4,388
Dividends paid	4,530	4,385	4,454	4,402
1.Refer to section on non-IFRS and other measures of this MD&A.

Sandstorm Gold Ltd.	22	2024 Third Quarter Report

Management's Discussion & Analysis
Summary of Quarterly Results

Attributable gold equivalent ounces[1]	Sales & royalty revenue	Total sales, royalties, and income from other interests[1]	Average realized gold price per ounce from the Company's Gold Streams

$46.3M
$44.5M
$42.8M
$41.4M
$44.7M
23,250oz
20,316oz
17,414oz
17,359oz
$1,948
$2,062
$2,313
$2,520
Q4
Q1
Q2
Q3

2023	2024

1.Refer to section on non-IFRS and other measures of this MD&A.

Changes in sales, net income, and cash flows from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty interests and the commencement of operations of mines under construction. For more information refer to the quarterly commentary below.

Sandstorm Gold Ltd.	23	2024 Third Quarter Report

Management's Discussion & Analysis
The Company’s operating segments for the three months ended
September 30, 2024 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	1,041	$2,622	$—	$740	$1,882	$1,671
	Silver	599	1,510	36	619	855	1,473
Aurizona	Gold	858	2,161	—	70	2,091	871
Blyvoor	Gold	564	1,399	323	309	767	1,093
Bonikro	Gold	1,436	3,538	574	1,535	1,429	2,964
Caserones	Copper	785	2,931	—	898	2,033	2,199
Cerro Moro	Silver	1,778	4,482	1,358	1,644	1,480	3,125
Chapada	Copper	1,646	4,147	1,257	700	2,190	2,890
Fruta del Norte	Gold	1,043	2,626	—	479	2,147	1,764
Greenstone	Gold	1,172	2,905	573	912	1,420	2,314
Houndé	Gold	678	1,709	—	518	1,191	1,039
Mercedes	Gold	825	2,073	511	973	589	1,563
Relief Canyon	Gold	1,476	3,907	—	1,878	2,029	3,907
Vale Royalties	Iron Ore	459	1,156	—	649	507	—
Other	Gold	2,043	5,121	363	697	4,061	4,136
	Copper, Other[3]	956	2,411	296	1,244	871	2,923
Corporate		—	—	—	—	(17,996)	(1,405)
Consolidated		17,359	$44,698	$5,291	$13,865	$7,546	$32,527
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Royalty revenue from Antamina consists of $1.9 million from copper and $0.7 million from other base metals.
3.Includes revenue from copper of $0.5 million, other base metals of $1.4 million and diamonds of $0.5 million.

Q3 2024
Attributable Gold Equivalent Ounces by Region

North America

Canada

South America

Other

Q3 2024 Attributable Gold Equivalent Ounces by Region Q3 2024 Attributable Gold Equivalent Ounces by Metal North America Canada South America Other 19% 17% 31% 50% Precious Metals Base Metals and other Copper 28% 20% 72%

Q3 2024
Attributable Gold Equivalent Ounces by Metal

Precious Metals

Base Metals and other

Copper

FY 2023 Attributable Gold Equivalent Ounces by Region North America Canada South America Other 14% 13% 39% 47% FY 2023
Attributable Gold Equivalent Ounces by Metal Precious Metals Base Metals Copper Diamonds 2% 71% 27% 19%

Sandstorm Gold Ltd.	24	2024 Third Quarter Report

Management's Discussion & Analysis
Q3 2024
Attributable Gold Equivalent Ounces by Asset
The Company’s operating segments for the three months ended
September 30, 2023 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	1,141	$2,189	$—	$674	$1,515	$1,954
	Silver	613	1,177	29	719	429	1,148
Aurizona	Gold	1,371	2,631	—	136	2,495	2,381
Blyvoor	Gold	615	1,182	352	336	494	946
Bonikro	Gold	965	1,847	387	1,013	447	1,500
Caserones	Copper	854	2,428	—	939	1,489	1,933
Cerro Moro	Silver	3,115	5,976	1,791	2,560	1,625	4,185
Chapada	Copper	1,183	2,270	690	474	1,106	1,581
Fruta del Norte	Gold	869	1,666	—	488	1,178	1,496
Houndé	Gold	527	1,013	—	372	641	1,473
Mercedes	Gold, Silver[3]	3,030	5,823	441	3,955	1,427	5,798
Relief Canyon	Gold	252	479	—	259	220	479
Vale Royalties	Iron Ore	824	1,581	—	680	901	—
Other	Gold	2,222	4,262	654	1,504	2,104	2,835
	Other[4]	3,542	6,800	309	2,166	4,325	5,039
Corporate		—	—	—	—	(19,814)	(801)
Consolidated		21,123	$41,324	$4,653	$16,275	$582	$31,947
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Royalty revenue from Antamina consists of $1.5 million from copper, $0.1 million from silver, and $0.6 million from other base metals.
3.Sales revenue from Mercedes consists of $5.5 million from gold and $0.3 million from silver.
4.Includes revenue from copper of $4.2 million, other base metals of $1.6 million, silver of $0.2 million and diamonds of $0.8 million.

Sandstorm Gold Ltd.	25	2024 Third Quarter Report

Management's Discussion & Analysis
Three Months Ended September 30, 2024
Compared to the Three Months Ended
September 30, 2023
For the three months ended September 30, 2024, net income and cash flows from operating activities were $5.8 million and $32.5 million, respectively, compared with net income of $0.0 million and cash flows from operating activities of $31.9 million for the comparable period in 2023. The increase is due to a combination of factors including:
•A $3.4 million increase in revenue described in greater detail below;
•A $2.4 million decrease in depletion expense, primarily due to a decrease in Attributable Gold Equivalent ounces sold; and
•A $1.1 million decrease in finance expense as a result of repayments of the Company's Revolving Credit Facility which was $456.0 million as at September 30, 2023 and $379.0 million as at September 30, 2024.
Partially offset by:
•A $1.2 million increase in income tax expense largely driven by the recognition of previously unrecognized tax losses during the three months ended September 30, 2023 which did not occur in the current period.
For the three months ended September 30, 2024, revenue was $44.7 million compared with $41.3 million for the comparable period in 2023. The increase is attributable to a 31% increase in the average realized selling price of gold; partially offset by an 18% decrease in Attributable Gold Equivalent ounces1 sold. In particular, the increase in revenue was driven by:
•A $3.4 million increase in revenue attributable to the Company's Relief Canyon Stream due to delays in shipments and timing of sales which occurred during the three months ended September 30, 2023 whereby only 252 gold ounces were sold in the period whereas during the three months ended September 30, 2024, the Company received and sold its regular entitlement of 1,476 ounces of gold per quarter under the Stream;
•A $2.9 million increase in Revenue attributable to the Company's Greenstone Gold Stream which poured first gold in May 2024 and began making deliveries under the Stream during the three months ended September 30, 2024;
•A $1.9 million increase in revenue attributable to the Chapada copper Stream primarily due to a 55% increase in the number of pounds of copper sold, as well as an increase in the average realized selling price of copper which increased from an average of $3.76 per pound during the three months ended September 30, 2023 to an average of $4.43 per pound during the equivalent period in 2024; and
•A $1.7 million increase in revenue attributable to the Bonikro Gold Stream due to a 49% increase in attributable gold ounces sold partially due to the timing of deliveries and sales.

Sandstorm Gold Ltd.	26	2024 Third Quarter Report

Management's Discussion & Analysis
Partially offset by:
•A $3.8 million decrease in revenue attributable to the Company's Mercedes Gold and silver Streams as a result of; (i) the conclusion of the fixed gold delivery period, in accordance with the stream agreement, at the end of 2023, which entitled the company to receive 1,000 ounces of gold per quarter; (ii) the suspension of the silver Stream through April 2028 and the reduction in the ongoing Gold stream entitlement to 275 ounces per month from 600 ounces per month in accordance with the Restructuring Agreement described in the Mercedes Precious Metal Streams section above;
•A $3.5 million decrease in revenue attributable to the Company's Other Royalties segment largely due to one time increases in mining activity on concessions subject to the Company's royalties in the prior period which did not occur in the current period, most notably related to Copper Mountain true-up payments recognized in the third quarter of 2023; and
•A $1.5 million decrease in revenue attributable to the Cerro Moro silver Stream primarily due to a 44% decrease in the number of silver ounces sold as a result of lower silver grades due to mine sequencing, partially offset by an increase in the average realized selling price of silver which increased from an average of $23.06 per ounce during the three months ended September 30, 2023 to an average of $30.70 per ounce during the equivalent period in 2024.
1.Refer to section on non-IFRS and other measures of this MD&A.
Nine Months Ended September 30, 2024
Compared to the Nine Months Ended
September 30, 2023
For the nine months ended September 30, 2024, net income and cash flows from operating activities were $12.4 million and $99.3 million, respectively, compared with net income of $18.3 million and cash flows from operating activities of $114.0 million for the comparable period in 2023. The decrease is due to a combination of factors including:
•A $10.0 million decrease in other contractual income related to a one-time contractual payment from the Company's Mt. Hamilton royalty received during the nine months ended September 30, 2023;
•A $9.7 million increase in income tax expense whereby during the nine months ended September 30, 2024, the Company recorded income tax expense of $9.3 million while in the comparable period in 2023 the Company recorded an income tax recovery of $0.4 million as a result of the recognition of previously unrecognized losses; and
•A $6.3 million decrease in revenue described in greater detail below.
Partially offset by:
•An $11.0 million decrease in depletion expense, primarily due to a decrease in Attributable Gold Equivalent ounces sold;

Sandstorm Gold Ltd.	27	2024 Third Quarter Report

Management's Discussion & Analysis
•A $4.6 million increase in other income whereby during the nine months ended September 30, 2024, the Company recognized income of $4.5 million largely related to the revaluation of the Company's investments in associates; while during the comparable period in 2023, the Company recognized an expense of $0.1 million;
•A $3.3 million decrease in losses recognized on the revaluation of the Company’s investments driven by changes in the fair value of investments in debentures; and
•A $2.4 million decrease in finance expense as a result of repayments of the Company's Revolving Credit Facility which was $456.0 million as at September 30, 2023 and $379.0 million as at September 30, 2024.
For the nine months ended September 30, 2024, revenue was $128.9 million compared with $135.1 million for the comparable period in 2023. The decrease is attributable to a 20% decrease in Attributable Gold Equivalent ounces1 sold excluding attributable ounces related to contractual payments which are included in Other Income; partially offset by a 19% increase in the average realized selling price of gold. In particular, the decrease in revenue was driven by:
•A $10.9 million decrease in revenue attributable to the Company's Mercedes Gold and silver streams as a result of; (i) the conclusion of the fixed gold delivery period, in accordance with the stream agreement, at the end of 2023, which entitled the company to receive 1,000 ounces of gold per quarter; (ii) the suspension of the silver stream through April 2028 and the reduction in the ongoing Gold Stream entitlement to 275 ounces per month from 600 ounces per month in accordance with the Restructuring Agreement described in the Mercedes Precious Metal Streams section above;
•A $6.9 million decrease in revenue attributable to the Cerro Moro silver Stream primarily due to a 42% decrease in the number of silver ounces sold as a result of lower silver grades due to mine sequencing, partially offset by an increase in the average realized selling price of silver which increased from an average of $23.97 per ounce during the nine months ended September 30, 2023 to an average of $26.69 per ounce during the equivalent period in 2024; and
•A $6.3 million decrease in revenue attributable to the Antamina segment due to: a reduction in the Company's royalty entitlement as a result of the partial disposition of the royalty to Horizon Copper in the second quarter of 2023; a reduction in the royalty in the period due to a one-time adjustment to the asset retirement obligation at the Antamina Mine to reflect updates related to a recently approved mine plan and other working capital adjustments, partially offset by revenue related to the Antamina silver Stream which was received as consideration for the partial disposition of the Antamina royalty in 2023.
Partially offset by:
•A $6.6 million increase in revenue from the Company's Relief Canyon Gold Stream primarily due to the timing of deliveries, whereby revenue for the nine months ended September 30, 2024 includes the sale of approximately 1,100 gold ounces relating to the Company's 2023 entitlement which were received in January 2024, in addition to the Company's regular entitlement of ounces of 1,476 per quarter in 2024. Additionally, sales in the comparable period in 2023 did not include 1,124 ounces relating to the third quarter of 2023 which were received subsequent to the period end date and sold in the fourth quarter of 2023;

Sandstorm Gold Ltd.	28	2024 Third Quarter Report

Management's Discussion & Analysis
•A $5.2 million increase in revenue from the Company's Bonikro Gold Stream due to an increase in attributable gold equivalent ounces sold partially due to the timing of sales, whereby, 811 gold ounces were delivered by December 31, 2023 but sold in the subsequent quarter; whereas there were no ounces in inventory as at December 31, 2022. Additionally, sales in the comparable period in 2023 did not include 276 gold ounces which had been received by September 30, 2023 and sold in the subsequent quarter;
•A $2.9 million increase in revenue attributable to the Company's Greenstone Gold Stream which poured first gold in May 2024 and began making deliveries under the Stream during the three months ended September 30, 2024; and
•A $2.8 million increase in revenue attributable to the Chapada copper Stream primarily due to a 22% increase in the number of pounds of copper sold, as well as an increase in the average realized selling price of copper which increased from an average of $3.92 per pound during the nine months ended September 30, 2023 to an average of $4.10 per pound during the equivalent period in 2024.
1.Refer to section on non-IFRS and other measures of this MD&A.
Three Months Ended September 30, 2024
Compared to the Other Quarters Presented
For the three months ended September 30, 2024, revenue was $44.7 million. With the exception of the current quarter and year to date period, which are described earlier, Attributable Gold Equivalent ounces1 sold have increased overall as a result of the acquisition of various assets, including; (i) the acquisition of the BaseCore Metals LP stream and royalty package (“BaseCore”), which consists of nine royalties and one stream and was purchased during the three months ended September 30, 2022; (ii) the acquisition of Nomad Royalty Company Ltd. (“Nomad”) which consists of 20 royalties and streams and closed during the three months ended September 30, 2022; and (iii) the acquisition of the Mercedes Gold Stream during the three months ended June 30, 2022. When comparing revenue for the three months ended September 30, 2024 with the other quarters presented, the following items impact comparability:
•Greenstone Gold Stream: Equinox poured its first gold at the Greenstone mine in May 2024, and began deliveries under the Gold Stream in the third quarter of 2024, contributing $2.9 million in revenue for the three months ended September 30, 2024.
•Mercedes Mine Streams: The Mercedes Mine streams began delivering under the Gold Stream in April 2022, with additional deliveries received from assets acquired through the Nomad acquisition, which was amended in the first quarter of 2024, contributing $2.1 million in revenue for the three months ended September 30, 2024, compared to $2.5 million for the three months ended June 30, 2024, $2.7 million for the three months ended March 31, 2024, $6.5 million for the three months ended December 31, 2023, $5.8 million for the three months ended September 30, 2023, $8.1 million for the three months ended June 30, 2023, $4.3 million for the three months ended March 31, 2023, and $7.0 million for the three months ended December 31, 2022.

Sandstorm Gold Ltd.	29	2024 Third Quarter Report

Management's Discussion & Analysis
•Antamina Royalty and Silver Stream: Acquired in July 2022 and June 2023, respectively, the Antamina royalty and silver stream contributed $4.1 million in revenue for the three months ended September 30, 2024, compared to $2.4 million for the three months ended June 30, 2024, $0.3 million for the three months ended March 31, 2024, $1.6 million for the three months ended December 31, 2023, $3.4 million for the three months ended September 30, 2023, $3.5 million for the three months ended June 30, 2023, $6.3 million for the three months ended March 31, 2023, and $0.8 million for the three months ended December 31, 2022.
•Caserones Royalty: Acquired in August 2022, the Caserones royalty generated $2.9 million in revenue for the three months ended September 30, 2024, compared to $3.4 million for the three months ended June 30, 2024, $2.8 million for the three months ended March 31, 2024, $3.1 million for the three months ended December 31, 2023, $2.4 million for the three months ended September 30, 2023, $4.6 million for the three months ended June 30, 2023, $1.8 million for the three months ended March 31, 2023, and $1.4 million for the three months ended December 31, 2022.
•Bonikro Stream: Acquired in August 2022, the Bonikro stream contributed $3.5 million in revenue for the three months ended September 30, 2024, compared to $3.1 million for the three months ended June 30, 2024, $5.7 million for the three months ended March 31, 2024, $2.1 million for the three months ended December 31, 2023, $1.8 million for the three months ended September 30, 2023, $2.9 million for the three months ended June 30, 2023, $2.3 million for the three months ended March 31, 2023, and $3.4 million for the three months ended December 31, 2022.
When comparing net income of $5.8 million and cash flows from operating activities of $32.5 million for the three months ended September 30, 2024, with net income and cash flows from operating activities for the other quarters presented, the following items impact comparability:
•Depletion expense has moved in line with overall increases and recent decreases in Attributable Gold Equivalent ounces1 sold. The depletion recognized is as follows:
–During the three months ended September 30, 2024, depletion of $13.9 million was recognized;
–During the three months ended June 30, 2024, depletion of $14.5 million was recognized;
–During the three months ended March 31, 2024, depletion of $16.8 million was recognized;
–During the three months ended December 31, 2023, depletion of $19.2 million was recognized;
–During the three months ended September 30, 2023, depletion of $16.3 million was recognized;
–During the three months ended June 30, 2023, depletion of $21.8 million was recognized;
–During the three months ended March 31, 2023, depletion of $18.0 million was recognized; and
–During the three months ended December 31, 2022, depletion of $19.6 million was recognized.
•A $24.9 million gain on disposal of the Hod Maden investment in associate recognized during the three months ended September 30, 2022;
•$10.0 million in contractual income from Stream, royalty and other interests due to a contractual payment relating to the Mt. Hamilton royalty during the three months ended March 31, 2023;
•The Company recognized $8.7 million in finance expenses for the three months ended September 30, 2024, compared to $9.0 million for the three months ended June 30, 2024, $9.4 million for the three months ended March 31, 2024, $10.0 million for the three months ended December 31, 2023, $9.8 million for the three months ended September 30, 2023, $9.8 million for the three months ended June 30, 2023, $9.9 million for the three months ended March 31, 2023, and $8.8 million for the three months ended December 31, 2022. This expense primarily relates to interest paid on the Revolving Facility, which was drawn down in the third

Sandstorm Gold Ltd.	30	2024 Third Quarter Report

Management's Discussion & Analysis
and fourth quarters of 2022 to finance the Nomad and BaseCore acquisitions. The overall interest expense has been trending downward due to the Company's ongoing optional repayments of the Revolving Facility made each quarter;
•The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Company’s debentures including the Americas Gold convertible debenture, the Horizon Copper debentures, Bear Creek debentures and until recently, the Versamet Royalties debenture. These gains and losses were recognized as follows:
–During the three months ended September 30, 2024, a loss of $3.8 million was recognized;
–During the three months ended June 30, 2024, a gain of $7.4 million was recognized;
–During the three months ended March 31, 2024, a loss of $6.1 million was recognized;
–During the three months ended December 31, 2023, a gain of $21.4 million was recognized;
–During the three months ended September 30, 2023, a loss of $4.0 million was recognized;
–During the three months ended June 30, 2023, a loss of $4.9 million was recognized;
–During the three months ended March 31, 2023, a gain of $3.1 million was recognized; and
–During the three months ended December 31, 2022, a gain of $0.5 million was recognized.
1.Refer to section on non-IFRS and other measures of this MD&A.
Change in Total Assets
Total assets decreased by $9.8 million from June 30, 2024 to September 30, 2024 as a result of cash outflows used in financing activities and depletion expense; partially offset by cash flows from operating activities. Total assets decreased by $18.5 million from March 31, 2024 to June 30, 2024 as a result of depletion expense and the repayment of $27.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; partially offset by (i) cash flows from operating activities and (ii) gains on the revaluation of the Company's investments. Total assets decreased by $23.6 million from December 31, 2023 to March 31, 2024 as a result of depletion expense and the repayment of $20.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; partially offset by cash flows from operating activities. Total assets increased by $14.6 million from September 30, 2023 to December 31, 2023 as a result of (i) cash flow from operating activities; (ii) the recognition of a right of use asset related to the Company's office lease; and (iii) gains on the revaluation of the Company's investments; partially offset by (i) the repayment of $21.0 million in debt outstanding on the Company's Revolving Facility and (ii) depletion expense. Total assets decreased by $20.4 million from June 30, 2023 to September 30, 2023 as a result of (i) depletion expense; (ii) the repayment of $11.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; and (iii) losses on the revaluation of the Company's investments; partially offset by cash flows from operating activities. Total assets decreased by $25.9 million from March 31, 2023 to June 30, 2023 as a result of (i) depletion expense; (ii) repurchases of the Company’s shares in accordance with its normal course issuer bid; (iii) the repayment of $8.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; and (iv) losses on the revaluation of the Company's

Sandstorm Gold Ltd.	31	2024 Third Quarter Report

Management's Discussion & Analysis
investments; partially offset by cash flow from operating activities. Total assets decreased by $11.6 million from December 31, 2022 to March 31, 2023 as a result of (i) depletion expense; and (ii) the repayment of $22.5 million in debt outstanding on the Company's Revolving Facility; partially offset by (i) cash flows from operating activities; and (ii) gains on the revaluation of the Company's investments.
Non-IFRS and Other Measures
The Company has included, throughout this document, certain performance measures, including (i) Total Sales, Royalties and Income from other interests, (ii) Attributable Gold Equivalent ounce, (iii) average cash cost per Attributable Gold Equivalent ounce, (iv) cash operating margin and (v) cash flows from operating activities excluding changes in non-cash working capital. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.
i)Total Sales, Royalties and Income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to Streams, royalties and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry. Figure 1.1 provides a reconciliation of Total Sales, Royalties and Income from other interests.

Figure 1.1
In $000s	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Total Revenue	$44,698	$41,324	$128,883	$135,138
Add:
Contractual income from streams, royalties and other interests[1]	—	—	—	10,000
Equals:
Total Sales, Royalties, and Income from other interests	$44,698	$41,324	$128,883	$145,138
1.During the three months ended March 31, 2023, the Company received a one-time contractual payment of $10.0 million relating to the Mt. Hamilton royalty included in Other Income.

Sandstorm Gold Ltd.	32	2024 Third Quarter Report

Management's Discussion & Analysis
ii)Attributable Gold Equivalent ounce is a non-IFRS financial ratio that uses Total Sales, Royalties, and Income from other interests as a component. Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above), less revenue attributable to non-controlling interests for the period, by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of Attributable Gold Equivalent ounce.

Figure 1.2
(In $000s) (except for ounces and per ounce amounts)	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Total Sales, Royalties, and Income from other interests	$44,698	$41,324	$128,883	$145,138
Less:
Revenue attributable to non-controlling interest	953	789	2,970	2,890
Total Sales, Royalties, and Income from other interests attributable to Sandstorm Gold Ltd. shareholders	$43,745	$40,535	$125,913	$142,248
Divided by:
Average realized gold price per ounce from the Company's Gold Streams	2,520	1,919	2,286	1,922
Equals:
Total Attributable Gold Equivalent ounces[1]	17,359	21,123	55,089	73,995
1.Recalculated totals may differ due to rounding.

iii)Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces (described further in item ii above). The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Figure 1.3 provides a reconciliation of average cash cost of gold on a per ounce basis.

Sandstorm Gold Ltd.	33	2024 Third Quarter Report

Management's Discussion & Analysis

Figure 1.3
(In $000s) (except for ounces and per ounce amounts)	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Cost of Sales, excluding depletion[1]	$5,291	$4,653	$15,675	$16,779
Divided by:
Total Attributable Gold Equivalent ounces sold	17,359	21,123	55,089	73,995
Equals:
Average cash cost (per Attributable Gold Equivalent ounce)	$305	$220	$285	$227
1.Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

iv)Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per ounce from the Company's Gold Streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.
v)Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure and is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.4 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.4
(In $000s)	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Cash flows from operating activities	$32,527	$31,947	$99,264	$114,013
Less:
Changes in non-cash working capital	(4,478)	(1,925)	(2,859)	(573)
Equals:
Cash flows from operating activities excluding changes in non-cash working capital	$37,005	$33,872	$102,123	$114,586

Sandstorm Gold Ltd.	34	2024 Third Quarter Report

Management's Discussion & Analysis
Liquidity and Capital Resources
As of September 30, 2024, the Company had cash and cash equivalents of $4.7 million (December 31, 2023 — $5.0 million) and working capital (current assets less current liabilities) of $20.3 million (December 31, 2023 — $37.6 million). As of the date of the MD&A, $369 million remains outstanding under the Company’s Revolving Facility and the undrawn and available balance remaining is $256 million.
During the nine months ended September 30, 2024, the Company generated cash flows from operating activities of $99.3 million compared with $114.0 million during the comparable period in 2023. When comparing the change, the primary drivers were a decrease in the number of Attributable Gold Equivalent ounces sold partially offset by an increase in the average realized selling price of gold.
During the nine months ended September 30, 2024, the Company had net cash inflows from investing activities of $5.0 million which were primarily the result of cash receipts of $8.4 million related to the sale of investments and $14.4 million related to the sale of a package of royalties to Evolve as discussed earlier, net of transaction costs, both as part of the Company’s strategy of monetizing its non-core assets; partially offset by the acquisition of Stream, royalty and other interests. During the nine months ended September 30, 2023, the Company had net cash outflows from investing activities of $18.3 million which were primarily the result of (i) the acquisition of $24.5 million in investments and other assets partially comprised of a $9.0 million secured loan to Bear Creek; and (ii) the acquisition of $17.9 million in stream, royalty and other interests; partially offset by $20 million received in connection with the partial disposition of the Antamina NPI.
During the nine months ended September 30, 2024, the Company had net cash outflows from financing activities of $104.4 million primarily related to (i) the repayment of $71.0 million on its revolving credit facility; (ii) interest payments of $25.1 million; (iii) dividend payments of $13.1 million; and (iv) $10.2 million in repurchases of the Company's shares in accordance with its normal course issuer bid and other; partially offset by a $15.0 million draw down on its revolving credit facility. During the nine months ended September 30, 2023, the Company had net cash outflows from financing activities of $98.7 million primarily related to (i) the repayment of $83.0 million on its revolving credit facility; (ii) interest expense payments of $25.5 million; (iii) $18.3 million in repurchases of the Company’s shares in accordance with its normal course issuer bid and other; and (iv) dividend payments of $13.4 million; partially offset by a $41.5 million draw down on its revolving credit facility.

Sandstorm Gold Ltd.	35	2024 Third Quarter Report

Management's Discussion & Analysis
Commitments and Contingencies
In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)

Antamina	1.66%	2.5% of silver spot price
Black Fox[1]	8%	$601
Blyvoor[2]	10%	$572
Bonikro[3]	6%	$400
Cerro Moro[4]	20%	30% of silver spot price
CEZinc[5]	1%	20% of quarterly average zinc spot price
Chapada[6]	4.2%	30% of copper spot price
Entrée[1,7,8]	5.62% on Hugo North Extension and 4.26% on Heruga	Varies
Greenstone[9]	2.375%	20% of gold spot price
Hod Maden[10]	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter
Karma	1.625%	20% of gold spot price
Mercedes[11]	14,300 ounces of gold over 52 months and 4.4% thereafter 100% of silver produced beginning in 2028	25% of gold spot price 25% of silver spot price
Platreef[12]	37.5%	Varies
Relief Canyon[13]	44,712 ounces over 7.25 years and 4% thereafter	Varies
Santa Elena[1]	20%	$482
South Arturo	40% on existing mineralized areas and 20% on new discoveries	20% of silver spot price
Vatukoula[14]	11,022 ounces over 4.5 years and 1.199%—1.363% thereafter	20% of gold spot price
Woodlawn[15]	Varies	Nil
1.Per ounce cash payment subject to an annual inflationary adjustment.
2.For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
3.For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. The Company is entitled to minimum annual deliveries of 4,000–6,000 ounces in the 2024–2026 period and 2,000–3,000 ounces in the 2027–2029 period. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
4.Under the terms of the Cerro Moro silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9.0% of the silver produced thereafter.
5.For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.

Sandstorm Gold Ltd.	36	2024 Third Quarter Report

Management's Discussion & Analysis
6.For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.
7.For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
8.For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
9.For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone Mine until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone Mine, Sandstorm will pay $30 per ounce to fund mine-level environmental and social programs.
10.Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the "Delivery Threshold"). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.
11.Under the terms of the amended Mercedes Gold Stream, the Company will have the right to purchase 275 ounces per month through April 2028 and thereafter 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the amended Mercedes silver stream, beginning in May 2028, the Company is entitled to purchase 100% of silver produced, the cost of which is 25% of the spot price of silver.
12.Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.
13.For the Relief Canyon Stream, fixed ounce entitlement includes additional Stream funding advanced in 2023 and 2024. After receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%-65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations.
14.Under the terms of the amended Vatukoula Gold Stream, the Company is entitled to fixed deliveries totaling 11,022 gold ounces (the cost of which is 20% of the spot price) after January 1, 2023 (the "Vatukoula Fixed Delivery Period"). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase 1.363% for the first 100,000 ounces of gold produced in a calendar year, and 1.199% for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company's investment in the Vatukoula Gold Stream.
15.For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at AUD27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm AUD1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of AUD10 million.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

Sandstorm Gold Ltd.	37	2024 Third Quarter Report

Management's Discussion & Analysis
The Company has agreed to make available certain additional funds to Horizon subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at the secured overnight financing rate plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon facility is August 31, 2032 and is convertible to Horizon Shares at the option of the Company or Horizon (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon). No amounts have been drawn to-date.
In addition to its current leased office space, the Company is party to a 15-year lease for office space which has not yet commenced and which the Company has fully sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are approximately $25 million over the 15-year lease term.
Share Capital
As of November 7, 2024, the Company had 296,843,702 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Streams and royalties (recent acquisitions are described earlier in greater detail) and pay down debt.
Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until May 6, 2025, to purchase up to 20 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. During the nine months ended September 30, 2024 and under the Company’s current and previous NCIB, the Company purchased and cancelled 1,097,125 common shares for $6.1 million.
During the three months ended March 31, 2022, the Company paid its first quarterly dividend of CAD0.02 per common share and has maintained that same dividend payment for each subsequent quarter. In September 2024 the Company declared a dividend of CAD0.02 per share payable to shareholders of record as of October 15, 2024. The full amount of the dividend of $4.3 million was paid in cash in October 2024.
The Company’s at-the-market equity program expired in October 2024, without any shares being issued under the program.

Sandstorm Gold Ltd.	38	2024 Third Quarter Report

Management's Discussion & Analysis
A summary of the Company’s share purchase options as of November 7, 2024 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (CAD)

2024	1,427,000	1,427,000	8.89
2025	2,812,000	2,812,000	9.43
2026	2,968,000	1,978,671	7.18
2027	4,231,000	1,410,340	7.12
2028	4,101,417	—	6.53
	15,539,417	7,628,011	8.32[1]
1.Weighted average exercise price of options that are exercisable.
As of November 7, 2024, the Company had 2,322,322 restricted share rights outstanding.
Key Management Personnel Compensation
The remuneration of directors and those persons having authority and responsibility for planning, directing, and controlling activities of the Company is as follows:

In $000s	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Salaries and benefits	$390	$391	$1,172	$1,171
Share-based payments	1,263	1,293	3,762	3,880
Total key management compensation expense	$1,653	$1,684	$4,934	$5,051

Sandstorm Gold Ltd.	39	2024 Third Quarter Report

Management's Discussion & Analysis
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in investments, trade payables and other, lease liabilities, and bank debt. The Company’s short and long-term investments, excluding loans receivable, are initially recorded at fair value, and subsequently revalued to their fair market value at each period end. Investments in common shares and warrants held that have direct listings on an exchange are valued based on quoted prices in active markets. The fair value of warrants, convertible debt instruments and related instruments are determined using discounted cash flow models and Black-Scholes models based on relevant assumptions including discount rate, risk free interest rate, expected dividend yield, expected volatility, and expected warrant life which are supported by observable current market conditions. Investments are acquired for strategic purposes and may be disposed of from time to time. The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade receivables and other, loans receivable which are included in investments, trade payables and other, and bank debt approximate their carrying values at September 30, 2024.
Sandstorm also holds common shares of Versamet Royalties Corp. (previously called Sandbox Royalties Corp.) and Horizon Copper. As a result of these equity ownership positions being greater than 20% on a fully diluted basis, Sandstorm has determined that it has significant influence over Versamet and Horizon Copper; consequently, they are related parties of the Company and any transactions with these entities are considered related party transactions.
Credit Risk
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.
The Company’s investments in debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper and Bear Creek are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.

Sandstorm Gold Ltd.	40	2024 Third Quarter Report

Management's Discussion & Analysis
Market Risk
Market risk is the risk that the fair value of cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.
INTEREST RATE RISK
The Company is exposed to interest rate risk on its bank debt and its investments in debentures. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the three months ended September 30, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $1.0 million and would not have a material impact on the fair value of the Company’s investments in debentures.
CURRENCY RISK
Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables and trade payables and other denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2024, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $2.0 million and would not have a material impact on other comprehensive income.
OTHER RISKS
Sandstorm holds common shares, convertible debentures, loans receivable, warrants and investments of other companies with a combined fair market value as at September 30, 2024 of $246.7 million (December 31, 2023 — $258.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at September 30, 2024, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $2.1 million and would not have a material impact on net income.

Sandstorm Gold Ltd.	41	2024 Third Quarter Report

Management's Discussion & Analysis
Other Risks to Sandstorm
The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated March 27, 2024, which is available on www.sedarplus.ca.
The Chapada Mine, the Cerro Moro Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Gualcamayo Mine, the Lobo-Marte Project, the Houndé Mine, the Vatukoula Mine, the Vale Royalty Package, the Antamina Mine, the Blyvoor Mine, the Caserones Mine, the Mercedes Mine, the Bonikro Mine, CEZinc, the Hod Maden Project, Platreef, the Greenstone Mine, Robertson, Horne 5 and other royalties and commodity Streams in Sandstorm’s portfolio are hereafter referred to as the “Mines”.
Risks Relating to Mineral Projects
To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties if no gold or applicable commodity is produced from the Mines or the underlying are expropriated or laws are enacted that effectively expropriate the economics of the Mines.
No Control Over Mining Operations
With respect to its Streams and royalties, the Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such

Sandstorm Gold Ltd.	42	2024 Third Quarter Report

Management's Discussion & Analysis
properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets, or complete expansion plans. These issues are common in the mining industry and can occur frequently.
Government Regulations
The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses, and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations, and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.
International Operations
The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Côte d'Ivoire, Argentina, Brazil, Chile, Peru, Egypt, Ethiopia, Guyana, Paraguay, French Guiana, Türkiye, Fiji and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of

Sandstorm Gold Ltd.	43	2024 Third Quarter Report

Management's Discussion & Analysis
property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to SSR Mining and Lidya, its cooperation, its intention to pursue project financing, or in its exploration, development, permitting and operation of the Hod Maden Project in Türkiye may adversely affect the Company’s related exposure to the project. There are no assurances that the Company will be able to realize on its investments related to the Hod Maden Project if sanctions are imposed on Türkiye, Lidya and its related entities or SSR Mining. Any changes or unfavorable assessments with respect to (i) the validity, ownership, or existence of the Entrée Resources’ concessions; as well as (ii) the validity or enforceability of Entrée Resources’ joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, continues to take unfavorable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that it may be unable to repay its debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.
Income Taxes
No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ Canadian tax returns may be audited by the Canada Revenue Agency (“CRA”) and no assurances can be given that tax matters, if they so arise, will be resolved favorably. Currently, the Company’s prior years’ tax returns for the 2019-2022 taxation years are under international and income tax audit by the CRA. The Company has not received any proposal or Notices of Reassessment in connection with this. The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore, subject to Canadian tax. The Company is aware that the CRA has taken the position with other similar companies in the royalty and streaming business that the upfront payment made in connection with precious metal and commodity stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes. Sandstorm believes that the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the stream agreements, that the cost of the precious metal acquired under the streams is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. If Sandstorm were to apply the CRA’s proposed methodology to prior taxation years, the Company

Sandstorm Gold Ltd.	44	2024 Third Quarter Report

Management's Discussion & Analysis
estimates that losses would arise that could be carried back to reduce tax and interest to an immaterial amount.
Commodity Prices for Metals Produced from the Mines
The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper, zinc and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver, copper, zinc and iron ore producing countries throughout the world.
In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.
Information Systems and Cyber Security
The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.
The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Although to-date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Sandstorm Gold Ltd.	45	2024 Third Quarter Report

Management's Discussion & Analysis
Key Management
The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.
No Control Over Underlying Investments and Securities
With respect to the Company’s investments in debt and equity securities and its investments in associates, the Company has no contractual rights over the operations of those investees. The Company does not control the investees’ operations, their boards or management teams. The decisions of those entities could at times conflict with the interests of the Company. Any adverse developments with respect to those entities, its cooperation or in its exploration, development, permitting and operation of the underlying assets may adversely affect the Company’s interests in those securities and investments.
Environmental
All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors, and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm’s operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm’s reputation and could adversely affect Sandstorm’s results of operations.
Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm’s mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and

Sandstorm Gold Ltd.	46	2024 Third Quarter Report

Management's Discussion & Analysis
extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.
Solvency Risk of Counterparties
The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.
As the Company’s revolving facility is secured against the Company’s assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company’s common shares and financial results.
The Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.
Health Crises and Other
Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions, or epidemic diseases, including recently, the novel COVID-19. A significant new outbreak or continued outbreaks of COVID-19 could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time, the Company cannot accurately predict what effects these conditions will have on its operations or financial

Sandstorm Gold Ltd.	47	2024 Third Quarter Report

Management's Discussion & Analysis
results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.
Other
Critical Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 3 of the Company’s 2023 annual consolidated financial statements describe all of the material accounting policies as well as the significant judgments and estimates.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.

Sandstorm Gold Ltd.	48	2024 Third Quarter Report

Management's Discussion & Analysis
The Company’s internal control over financial reporting includes:
•Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.
The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.
Changes in Internal Controls
There were no changes in internal controls of the Company during the three and nine months ended September 30, 2024 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Sandstorm Gold Ltd.	49	2024 Third Quarter Report

Management's Discussion & Analysis
New Accounting Standards Issued But Not Yet Effective
The Company is currently assessing the impact of the following new and amended standards.
The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 which are effective for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance targets).
IFRS 18, Presentation and Disclosure in Financial Statements is a new standard that will provide new presentation and disclosure requirements and which will replace International Accounting Standard ("IAS") 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the statement of income; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

Sandstorm Gold Ltd.	50	2024 Third Quarter Report

Management's Discussion & Analysis
Forward Looking Statements
This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; Antamina Mine, Blyvoor Mine, Caserones Mine, Mercedes Mine, Bonikro Mine, CEZinc, Hod Maden Project, Platreef, Greenstone Mine, Robertson, Horne 5, the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Lobo-Marte Project, the Vatukoula Mine, or the Vale Royalty Package; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the number or aggregate value of common shares which may be purchased under the NCIB; audits being conducted by the CRA and available remedies; the expectation that the terms of the earn-in milestone payments of SSR Mining's agreement to acquire a 40% operating interest in the Hod Maden Project will be fulfilled, its intention to pursue project financing, including expectation of benefits to the overall development of the project as a result of the SSR Mining acquisition and its ability to fulfil its role as operator of the Hod Maden Project, including the social and regulatory license to operate; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2023 available at www.sedarplus.ca and www.sec.gov and incorporated by reference herein.
Forward-looking information in this MD&A includes, among other things, disclosure regarding: the impact of COVID-19 on the business, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the operators of the mines ability to fulfil their roles as operators, including the social and regulatory license to operate; the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Lobo-Marte Project, the Vatukoula Mine, the Vale Royalty Package, the Antamina Mine, the Blyvoor Mine, the Caserones Mine, the Mercedes Mine, the Bonikro Mine, CEZinc, the Hod Maden Project, Platreef, the Greenstone Mine, Robertson, and Horne 5. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.
Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.
Sandstorm provides certain links to websites in this MD&A, including www.sandstormgold.com. No such websites are incorporated by reference herein.
Imola Götz, the Vice President, Mining and Engineering of the Company, is a "qualified person" as such term is defined under National Instrument 43-101 and has reviewed and approved the scientific and technical information disclosed in this document.

Sandstorm Gold Ltd.	51	2024 Third Quarter Report

Condensed Consolidated Interim Financial Statements
(Unaudited) For the Period Ended September 30, 2024

Condensed Consolidated Interim Statements of Financial Position	(unaudited) Expressed in U.S. Dollars ($000s)

ASSETS	Note	September 30, 2024	December 31, 2023
Current
Cash and cash equivalents		$4,710	$5,003
Trade and other receivables		19,366	16,065
Short-term investments	6	11,464	28,400
Other current assets		463	4,310
		$36,003	$53,778
Non-Current
Stream, royalty and other interests	4	$1,504,140	$1,560,416
Investments in associates	5	75,662	57,559
Investments	6	235,202	230,474
Other long-term assets		28,546	29,199
Total assets		$1,879,553	$1,931,426

LIABILITIES
Current
Trade payables and other		$15,719	$16,193
Non-Current
Bank debt		$379,000	$435,000
Deferred income tax and other liabilities		27,466	26,252
Total liabilities		$422,185	$477,445

EQUITY
Share capital	8	$1,307,691	$1,312,352
Reserves		33,306	28,716
Retained earnings		120,994	122,917
Accumulated other comprehensive loss		(28,781)	(34,984)
Equity attributable to Sandstorm Gold Ltd.’s shareholders		$1,433,210	$1,429,001
Non-controlling interests		24,158	24,980
Total liabilities and equity		$1,879,553	$1,931,426
Commitments and contingencies (note 12)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On Behalf of the Board:	“Nolan Watson”, Director	“David De Witt”, Director

Sandstorm Gold Ltd.	53	2024 Third Quarter Report

Condensed Consolidated Interim Statements of Income (Loss)	(unaudited) Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Sales	13	$26,693	$22,497	$79,696	$80,172
Royalty revenue	13	18,005	18,827	49,187	54,966
Total revenue		$44,698	$41,324	$128,883	$135,138

Cost of sales, excluding depletion	13	5,291	4,653	15,675	16,779
Depletion	13	13,865	16,275	45,096	56,102
Total cost of sales		$19,156	$20,928	$60,771	$72,881

Gross profit		$25,542	$20,396	$68,112	$62,257

Expenses and other (income)
Administration expenses[1]	9	$4,164	$3,133	$12,463	$10,586
Project evaluation[1]		1,660	1,720	5,074	5,441
Finance expense		8,708	9,768	27,048	29,490
Loss on revaluation of investments	6	3,818	3,976	2,496	5,761
Loss on disposal and impairment of Stream, royalty and other interests	4	—	—	3,828	2,979
Contractual income from Stream, royalty and other interests	13	—	—	—	(10,000)
Other		(354)	1,217	(4,516)	130
Income before taxes		$7,546	$582	$21,719	$17,870

Current income tax expense		1,225	964	6,526	5,055
Deferred income tax expense (recovery)		527	(396)	2,753	(5,435)
Total income tax expense (recovery)	7	$1,752	$568	$9,279	$(380)

Net income for the period		$5,794	$14	$12,440	$18,250

Net income for the period attributable to:
Sandstorm Gold Ltd.’s shareholders		$5,399	$(241)	$11,231	$17,477
Non-controlling interests		395	255	1,209	773
Earnings per share attributable to Sandstorm Gold Ltd.’s shareholders:
Basic earnings per share		$0.02	$0.00	$0.04	$0.06
Diluted earnings per share		$0.02	$0.00	$0.04	$0.06
Weighted average number of common shares outstanding
Basic	8 (d)	297,381,566	296,172,883	297,675,327	297,687,712
Diluted	8 (d)	299,915,206	296,172,883	299,670,303	300,310,919
1.Equity settled share-based compensation (a non-cash item) is included in administration expenses and project evaluation		$2,009	$1,936	$5,988	$5,753
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sandstorm Gold Ltd.	54	2024 Third Quarter Report

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	(unaudited) Expressed in U.S. Dollars ($000s)

	Note	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Net income for the period		$5,794	$14	$12,440	$18,250

Other comprehensive income (loss) for the period
Items that may subsequently be reclassified to net income:
Currency translation differences		$55	$(112)	$76	$(225)
Items that will not subsequently be reclassified to net income:
Gain (loss) on FVTOCI investments and other		1,158	(4,801)	6,254	(8,061)
Tax expense on FVTOCI investments		(29)	(1,803)	(127)	(882)
Total other comprehensive income (loss) for the period		$1,184	$(6,716)	$6,203	$(9,168)
Total comprehensive income (loss) for the period		$6,978	$(6,702)	$18,643	$9,082
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sandstorm Gold Ltd.	55	2024 Third Quarter Report

Condensed Consolidated Interim Statements of Cash Flow	(unaudited) Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

OPERATING ACTIVITIES
Net income for the period		$5,794	$14	$12,440	$18,250
Items not affecting cash:
Depletion and depreciation		$14,358	$16,274	$46,603	$56,331
Interest expense and financing amortization		8,677	9,746	26,964	29,402
Loss on revaluation of investments		3,818	3,976	2,496	5,761
Deferred income tax expense (recovery)		527	(396)	2,753	(5,435)
Share-based payments		2,009	1,936	5,988	5,753
Unrealized foreign exchange loss (gain)		224	195	(436)	621
Loss on disposal and impairment of Stream, royalty and other interests		—	—	3,828	2,979
Other		1,598	2,127	1,487	924
Changes in non-cash working capital	10	(4,478)	(1,925)	(2,859)	(573)
		$32,527	$31,947	$99,264	$114,013

INVESTING ACTIVITIES
Acquisition of stream, royalty, and other interests	4	$(4,142)	$(2,745)	$(12,823)	$(17,922)
Acquisition of investments and other assets		(2,043)	(11,103)	(5,005)	(24,524)
Proceeds from disposal of investments and other		619	2,704	8,411	4,187
Proceeds from disposal of Stream, royalty and other interests		—	—	14,369	20,000
		$(5,566)	$(11,144)	$4,952	$(18,259)

FINANCING ACTIVITIES
Bank debt repaid		$(19,000)	$(14,000)	$(71,000)	$(83,000)
Bank debt drawn		10,000	3,000	15,000	41,500
Interest paid		(8,476)	(8,493)	(25,096)	(25,497)
Redemption of common shares (normal course issuer bid) and other		(5,147)	(2,205)	(10,211)	(18,287)
Dividends paid		(4,277)	(4,530)	(13,104)	(13,369)
		$(26,900)	$(26,228)	$(104,411)	$(98,653)

Effect of exchange rate changes on cash and cash equivalents		$(43)	$(177)	$(98)	$(656)

Net increase (decrease) in cash and cash equivalents		$18	$(5,602)	$(293)	$(3,555)
Cash and cash equivalents — beginning of the period		4,692	9,076	5,003	7,029
Cash and cash equivalents — end of the period		$4,710	$3,474	$4,710	$3,474
Supplemental cash flow information (note 10)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sandstorm Gold Ltd.	56	2024 Third Quarter Report

Condensed Consolidated Interim Statements of Changes in Equity	(unaudited) Expressed in U.S. dollars ($000s)

		Share Capital		Reserves
	Note	Number	Amount	Share Options, Warrants and Restricted Share Rights	Retained Earnings	Accumulated Other Comprehensive Loss	Total equity attributable to Sandstorm Gold Ltd.’s shareholders	Non-controlling interests	Total

At January 1, 2023		298,843,661	$1,318,622	$24,647	$98,921	$(27,490)	$1,414,700	$26,705	$1,441,405
Options exercised		75,000	451	(63)	—	—	388	—	388
Vesting of restricted share rights		51,755	340	(340)	—	—	—	—	—
Acquisition and cancellation of common shares (normal course issuer bid)		(2,787,995)	(14,385)	—	—	—	(14,385)	—	(14,385)
Share-based payments		—	—	5,753	—	—	5,753	—	5,753
Share issuance costs		—	(429)	—	—	—	(429)	—	(429)
Dividends declared	8 (a)	—	—	—	(13,273)	—	(13,273)	(1,973)	(15,246)
Total comprehensive income (loss)		—	—	—	17,477	(9,168)	8,309	773	9,082
At September 30, 2023		296,182,421	$1,304,599	$29,997	$103,125	$(36,658)	$1,401,063	$25,505	$1,426,568
Options exercised		1,072,066	5,651	(968)	—	—	4,683	—	4,683
Vesting of restricted share rights		411,751	2,176	(2,176)	—	—	—	—	—
Share-based payments		—	—	1,863	—	—	1,863	—	1,863
Share issuance costs		—	(74)	—	—	—	(74)	—	(74)
Dividends declared		—	—	—	(4,447)	—	(4,447)	(745)	(5,192)
Total comprehensive income (loss)		—	—	—	24,239	1,674	25,913	220	26,133
At December 31, 2023		297,666,238	$1,312,352	$28,716	$122,917	$(34,984)	$1,429,001	$24,980	$1,453,981
Options exercised	8 (b)	242,000	1,438	(1,140)	—	—	298	—	298
Vesting of restricted share rights		32,589	193	(193)	—	—	—	—	—
Acquisition and cancellation of common shares (normal course issuer bid)		(1,097,125)	(6,054)	—	—	—	(6,054)	—	(6,054)
Share-based payments		—	—	5,988	—	—	5,988	—	5,988
Share issuance costs		—	(303)	—	—	—	(303)	—	(303)
Dividends declared	8 (a)	—	—	—	(13,154)	—	(13,154)	(2,031)	(15,185)
Warrants expired		—	65	(65)	—	—	—	—	—
Total comprehensive income		—	—	—	11,231	6,203	17,434	1,209	18,643
At September 30, 2024		296,843,702	$1,307,691	$33,306	$120,994	$(28,781)	$1,433,210	$24,158	$1,457,368
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sandstorm Gold Ltd.	57	2024 Third Quarter Report

Financial Statements
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
September 30, 2024 | Expressed In U.S. Dollars
1.Nature of Operations
Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).
The head office, principal address and registered office of the Company are located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, V6B 0S6.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on November 7, 2024.
2.Summary of Material Accounting Policies
AStatement of Compliance
These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”) applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

Sandstorm Gold Ltd.	58	2024 Third Quarter Report

Financial Statements
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023. The Company’s interim results are not necessarily indicative of its results for a full year.
BNew Accounting Standards Issued But Not Yet Effective
The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 which are effective for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance targets).
IFRS 18, Presentation and Disclosure in Financial Statements is a new standard that will provide new presentation and disclosure requirements and which will replace International Accounting Standard ("IAS") 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the statement of income; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.
The Company is currently assessing the impact of the new and amended standards.
CBasis of Presentation
These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.
The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

Sandstorm Gold Ltd.	59	2024 Third Quarter Report

Financial Statements
3.Financial Instruments
ACapital Risk Management
The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. At September 30, 2024, the capital structure of the Company consisted of $1,433.2 million (December 31, 2023 — $1,429.0 million) of equity attributable to common shareholders, comprising issued share capital (note 8), accumulated reserves, retained earnings and other comprehensive loss. The Company was not subject to any externally imposed capital requirements. The Company complies with certain covenants under the Revolving Facility agreement governing bank debt. The Company was in compliance with the debt covenants as at September 30, 2024.
BFair Value Estimation
The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:
Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.
Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including the risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company’s results.
Level 3 | Inputs that are unobservable (supported by little or no market activity). When a fair value measurement of a Stream, royalty and other interest is required, it is determined using unobservable discounted future cash flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.
The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2024 and December 31, 2023.

Sandstorm Gold Ltd.	60	2024 Third Quarter Report

Financial Statements
As at September 30, 2024:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

SHORT-TERM INVESTMENTS
Convertible debt	$6,877	$—	$6,877	$—
LONG-TERM INVESTMENTS
Common shares held	$21,188	$21,188	$—	$—
Warrants and other	2,525	—	2,525	—
Convertible debt	211,489	—	211,489	—
	$242,079	$21,188	$220,891	$—

As at December 31, 2023:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

SHORT-TERM INVESTMENTS
Convertible debt	$9,770	$—	$9,770	$—
LONG-TERM INVESTMENTS
Common shares held	$17,682	$17,682	$—	$—
Warrants and other	1,628	—	1,628	—
Convertible debt	211,164	—	211,164	—
	$240,244	$17,682	$222,562	$—

The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade and other receivables, loans receivable which are included in investments, and trade payables and other, approximate their carrying values at September 30, 2024 and December 31, 2023 due to their short-term nature. The fair value of the Company’s bank debt, which is measured using Level 2 inputs, approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the period ended September 30, 2024 and the year ended December 31, 2023.

Sandstorm Gold Ltd.	61	2024 Third Quarter Report

Financial Statements
CCredit Risk
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in investments, trade and other receivables, and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. Generally, the Company's cash and cash equivalents held at financial institutions are in excess of the applicable deposit insurance company coverage limits. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.
The Company’s investments in debentures are subject to counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper Corp. (“Horizon Copper”) and Bear Creek Mining Corporation (“Bear Creek”) are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.
DLiquidity Risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at September 30, 2024, the Company had cash and cash equivalents of $4.7 million (December 31, 2023 — $5.0 million). Sandstorm holds common shares, convertible debentures, warrants, investments and loans receivable due from other companies with a combined fair market value as at September 30, 2024 of $246.7 million (December 31, 2023 — $258.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company's trade payables and other are due within one year.
EMarket Risk
Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.
INTEREST RATE RISK
The Company is exposed to interest rate risk on its bank debt and its investments in debentures. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the three months ended September 30, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $1.0 million and would not have a material impact on the fair value of the Company’s investments in debentures.

Sandstorm Gold Ltd.	62	2024 Third Quarter Report

Financial Statements
CURRENCY RISK
Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables, lease liabilities and trade payables and other denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2024, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $2.0 million and would not have a material impact on other comprehensive income.
OTHER PRICE RISK
The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of investments are impacted by various underlying factors including commodity prices, the volatility in global markets as a result of expectations of inflation and global events. Based on the Company's investments held as at September 30, 2024, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $2.1 million and would not have a material impact on net income.

Sandstorm Gold Ltd.	63	2024 Third Quarter Report

Financial Statements
4.Stream, Royalty and Other Interests
ACarrying Amount
As of and for the nine months ended September 30, 2024:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion[1]	Disposals	Ending	Carrying Amount

Antamina, Peru	$187,682	$—	$187,682	$2,834	$4,123	$—	$6,957	$180,725
Aurizona, Brazil	11,091	—	11,091	3,738	187	—	3,925	7,166
Blyvoor, South Africa	106,332	—	106,332	2,069	890	—	2,959	103,373
Bonikro, Côte d'Ivoire	37,773	3	37,776	8,904	4,965	—	13,869	23,907
Caserones, Chile	82,678	—	82,678	7,488	2,952	—	10,440	72,238
Cerro Moro, Argentina	74,261	—	74,261	59,045	5,528	—	64,573	9,688
Chapada, Brazil	69,561	—	69,561	25,666	2,361	—	28,027	41,534
Fruta del Norte, Ecuador	33,268	—	33,268	8,108	1,378	—	9,486	23,782
Greenstone, Canada	107,234	6	107,240	—	912	—	912	106,328
Hod Maden, Türkiye	206,995	12	207,007	—	—	—	—	207,007
Horne 5, Canada	78,934	—	78,934	—	—	—	—	78,934
Houndé, Burkina Faso	45,120	—	45,120	17,935	1,424	—	19,359	25,761
Hugo North Extension and Heruga, Mongolia	35,358	30	35,388	—	—	—	—	35,388
Mercedes, Mexico	75,898	(25,456)	50,442	24,600	2,919	(6,524)	20,995	29,447
Platreef, South Africa	187,000	—	187,000	—	—	—	—	187,000
Relief Canyon, USA	37,458	10,485	47,943	18,592	5,330	—	23,922	24,021
Vale Royalties, Brazil	117,787	—	117,787	6,407	1,781	—	8,188	109,599
Other[2]	595,579	(7,392)	588,187	344,207	7,197	(1,459)	349,945	238,242
Total[3]	$2,090,009	$(22,312)	$2,067,697	$529,593	$41,947	$(7,983)	$563,557	$1,504,140
1.Depletion during the period in the Consolidated Statements of Income (Loss) of $45.1 million is comprised of depletion expense for the period of $41.9 million and $3.1 million from depletion in ending inventory at December 31, 2023.
2.Includes Vatukoula, Black Fox, Highland Valley (disposed of during the three months ended June 30, 2024, see note 4(c) below), Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte and others.
3.Stream, royalty and other interests include non-depletable assets of $34.6 million and depletable assets of $1,469.5 million.

Sandstorm Gold Ltd.	64	2024 Third Quarter Report

Financial Statements
As of and for the year ended December 31, 2023:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Depletion in Ending Inventory	Disposals	Impairment	Ending	Carrying Amount

Antamina, Peru	$342,227	$(154,545)	$187,682	$5,676	$8,576	$—	$(11,418)	$—	$2,834	$184,848
Aurizona, Brazil	11,091	—	11,091	3,246	492	—	—	—	3,738	7,353
Blyvoor, South Africa	106,332	—	106,332	787	1,225	57	—	—	2,069	104,263
Bonikro, Côte d'Ivoire	37,773	—	37,773	3,106	4,956	842	—	—	8,904	28,869
Caserones, Chile	82,678	—	82,678	1,656	5,832	—	—	—	7,488	75,190
Cerro Moro, Argentina	74,261	—	74,261	48,292	10,753	—	—	—	59,045	15,216
Chapada, Brazil	69,561	—	69,561	22,905	2,761	—	—	—	25,666	43,895
Fruta del Norte, Ecuador	33,268	—	33,268	6,010	2,098	—	—	—	8,108	25,160
Greenstone, Canada	107,234	—	107,234	—	—	—	—	—	—	107,234
Hod Maden, Türkiye	206,969	26	206,995	—	—	—	—	—	—	206,995
Horne 5, Canada	78,934	—	78,934	—	—	—	—	—	—	78,934
Houndé, Burkina Faso	45,120	—	45,120	16,100	1,835	—	—	—	17,935	27,185
Hugo North Extension and Heruga, Mongolia	35,352	6	35,358	—	—	—	—	—	—	35,358
Mercedes, Mexico	70,809	5,089	75,898	8,144	15,787	669	—	—	24,600	51,298
Platreef, South Africa	186,640	360	187,000	—	—	—	—	—	—	187,000
Relief Canyon, USA	26,448	11,010	37,458	12,652	4,731	1,209	—	—	18,592	18,866
Vale Royalties, Brazil	117,787	—	117,787	3,981	2,426	—	—	—	6,407	111,380
Other[1]	609,670	(14,091)	595,579	328,343	13,865	372	—	1,627	344,207	251,372
Total[2]	$2,242,154	$(152,145)	$2,090,009	$460,898	$75,337	$3,149	$(11,418)	$1,627	$529,593	$1,560,416
1.Includes Vatukoula, Black Fox, Highland Valley, Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte and others.
2.Stream, royalty and other interests includes non-depletable assets of $36.5 million and depletable assets of $1,523.9 million.

Sandstorm Gold Ltd.	65	2024 Third Quarter Report

Financial Statements
BBear Creek Restructuring
In January 2024, Sandstorm closed its previously announced agreement to restructure its existing Mercedes streams and refinance certain Bear Creek investments (the “Restructuring Agreement”). The transaction was accounted for as a partial disposition of the Company's Mercedes Gold and silver stream interests. The terms of the restructured agreements and key assumptions are as follows:
•Revised Gold Stream: Effective January 1, 2024, Sandstorm has the right to purchase 275 gold ounces per month through April 2028 and a 4.4% gold stream thereafter for an on-going cash payment of 25% of the spot price of gold for each gold ounce delivered. Based on the fair value of the revised gold stream of $24.9 million, determined using a discounted cash flow model, its carrying value, which approximated its fair value, was reduced by $4.4 million. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,800 per ounce and an estimated mine life of 8 years.
•Revised Silver stream: Effective January 1, 2024, the silver stream was suspended through the fixed gold delivery period (through April 2028); thereafter, Sandstorm will receive 100% of the silver produced for the life of the mine for an on-going cash payment of 25% of the spot price of silver for each silver ounce delivered. Based on the fair value of the revised silver stream of $7.3 million, determined using a discounted cash flow model, its carrying value, which approximated its fair value, was reduced by $14.7 million. Key assumptions used in the analysis were a 5% discount rate, a long-term silver price of $23 per ounce and an estimated mine life of 8 years.
•Revised Debt Holdings: Sandstorm restructured its $22.5 million convertible debenture and a $14.4 million secured loan into 5-year convertible notes bearing interest at 7% per annum and convertible into common shares of Bear Creek at a strike price of CAD0.73 per share (the “Refinanced Sandstorm Debentures"). Sandstorm also received $4.2 million of additional principal at the time of the restructuring. The Refinanced Sandstorm Debentures, including the additional principal received, had a fair value at the time of the restructuring of $38.4 million measured using a discount rate of approximately 9.5% resulting in loss on restructuring of $1.1 million. The Refinanced Sandstorm Debentures are measured at fair value through profit and loss.
On closing and in consideration for the amendments, Sandstorm also received:
•Corani Royalty: a 1.0% net smelter returns royalty on Bear Creek’s wholly owned Corani project in Peru, one of the world’s largest fully permitted silver deposits. Using a discounted cash flow model, the fair value of the royalty at the time of the restructuring was determined to be $12.0 million. Key assumptions used in the analysis were a 7% discount rate, a long-term silver price of $23 per ounce, a long-term zinc price of $1.20 per pound, a long-term lead price of $0.91 per pound and an estimated mine life of 15 years.
•Bear Creek Shares: Sandstorm also received 28,767,399 Bear Creek common shares with a fair value at acquisition of $4.0 million.
In connection with the Restructuring Agreement, Sandstorm agreed to make up to $8 million in additional credit available to Bear Creek, subject to certain conditions, all of which had been advanced at September 30, 2024. The amounts drawn under this facility have been added to the principal amount of the Refinanced Sandstorm Debentures.

Sandstorm Gold Ltd.	66	2024 Third Quarter Report

Financial Statements
C Evolve Transaction
On May 2, 2024, the Company entered into an agreement with Evolve Strategic Element Royalties Ltd. (“Evolve”) to sell eight non-core, non-precious metals royalties for closing cash proceeds of $21 million plus the retention of the next $10 million in royalty proceeds from the Company's 2.5–5.0% net smelter returns royalty ("NSR") on a portion of the Copper Mountain mine in British Columbia ("Copper Mountain"). In addition to the Copper Mountain royalty, the portfolio included a 0.5% net profits interest on Teck Resources Ltd.’s Highland Valley Copper project (“HVC”) and a 1.5% NSR on Green Technology Metals Limited’s (“Green Technology”) Seymour Lake lithium development project ("Seymour Lake").
On May 13, 2024, the Company closed the sale of all royalties without preemptive rights (including Copper Mountain and HVC) and received cash proceeds of $15.4 million from Evolve. The remaining $5.6 million in cash, covering royalties with preemptive rights including Seymour Lake, was subject to certain closing conditions. During the closing period, Green Technology asserted that it was not subject to certain obligations underlying the royalty agreement for Seymour Lake. Consequently, the Company was not able to close this portion of the transaction by the agreed-upon outside date. Sandstorm has initiated arbitration proceedings to seek recourse from Green Technology and is actively pursuing its rights under the agreement.
5.Investments in Associates
The following table summarizes the changes in the carrying amount of the Company’s investments in associates:

In $000s	Versamet Royalties Corp.	Horizon Copper Corp.	Total Investments in Associates

At December 31, 2023	$47,297	$10,262	$57,559
Additions	14,187	78	14,265
Company's share of net income (loss) of associate	950	(609)	341
Dilution gains	3,228	—	3,228
Currency translation adjustments and other	193	76	269
At September 30, 2024	$65,855	$9,807	$75,662
As a result of Sandstorm's equity ownership position being greater than 20% on a fully diluted basis, Sandstorm has determined that it has significant influence over Versamet Royalties Corporation ("Versamet") (previously called Sandbox Royalties Corp.) and Horizon Copper; consequently, they are related parties of the Company and any transactions with these entities are considered related party transactions.

Sandstorm Gold Ltd.	67	2024 Third Quarter Report

Financial Statements
During the second quarter of 2024, Versamet settled its debenture due to Sandstorm by way of issuing 24,179,193 common shares with a fair value of $14.2 million to Sandstorm in accordance with the terms of the debenture agreement. The fair value of the Versamet shares received was recorded as an addition to the carrying amount of the Company's investment in associate balance and Sandstorm's resultant equity ownership position, after giving effect to other share transactions at Versamet, decreased from 34.0% to 28.1%.
The Company has agreed to make available certain additional funds to Horizon Copper subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at SOFR plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon Copper facility is August 31, 2032 and is convertible to Horizon Copper shares at the option of the Company or Horizon Copper (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon Copper). No amounts have been drawn to-date.
6.Investments
As of and for the nine months ended September 30, 2024:

In $000s	Jan. 1, 2024	Additions	Disposals	Transfers	Fair Value Adjustment	Accretion	Sep. 30, 2024

SHORT-TERM INVESTMENTS
Convertible debt instruments[1]	$9,770	$—	$(5,162)	$7,955	$(5,686)	$—	$6,877
Loans receivable[3]	18,630	210	(14,605)	—	—	352	4,587
Total short-term investments	$28,400	$210	$(19,767)	$7,955	$(5,686)	$352	$11,464

LONG-TERM INVESTMENTS
Common shares[2]	$17,682	$5,026	$(7,580)	$—	$6,060	$—	$21,188
Warrants and other[1]	1,628	84	—	—	813	—	2,525
Convertible debt instruments[1]	211,164	20,221	(14,318)	(7,955)	2,377	—	211,489
Total long-term investments	$230,474	$25,331	$(21,898)	$(7,955)	$9,250	$—	$235,202
Total investments	$258,874	$25,541	$(41,665)	$—	$3,564	$352	$246,666
1.Fair value adjustment recorded within Net Income (loss) for the period.
2.Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3.Accretion recorded within Net Income (loss) for the period.

In January 2024, Sandstorm restructured its existing Mercedes streams and certain Bear Creek investments; refer to note 4 for further details. As a result of the amendment, the Company derecognized a $14.4 million loan receivable and recognized additions to the Bear Creek convertible debentures of $18.3 million, recorded at fair value through profit and loss.

Sandstorm Gold Ltd.	68	2024 Third Quarter Report

Financial Statements
In June 2024, Versamet settled the remaining balance of its debenture due to Sandstorm by issuing common shares to Sandstorm with a fair value of $14.2 million in accordance with the terms of the debenture agreement; refer to note 5 for further details.
As of and for the nine months ended September 30, 2023:

In $000s	Jan. 1, 2023	Additions	Disposals	Transfers	Fair Value Adjustment	Accretion	Sep. 30, 2023

SHORT-TERM INVESTMENTS
Convertible debt instruments[1]	$1,272	$8,875	$(4,334)	$4,501	$—	$—	$10,314
Loans receivable[3]	2,501	9,041	(811)	(625)	—	387	10,493
Total short-term investments	$3,773	$17,916	$(5,145)	$3,876	$—	$387	$20,807

LONG-TERM INVESTMENTS
Common shares[2]	$19,025	$8,590	$(354)	$—	$(8,130)	$—	$19,131
Warrants and other[1]	2,088	—	(537)	—	(202)	—	1,349
Convertible debt instruments[1]	105,004	114,000	—	(4,501)	(5,559)	—	208,944
Loans receivable[3]	—	—	—	625	—	—	625
Total long-term investments	$126,117	$122,590	$(891)	$(3,876)	$(13,891)	$—	$230,049
Total investments	$129,890	$140,506	$(6,036)	$—	$(13,891)	$387	$250,856
1.Fair value adjustment recorded within Net Income (loss) for the period.
2.Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3.Accretion recorded within Net Income (loss) for the period.
7.Income Taxes
The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.
These differences result from the following items:

In $000s	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Income before income taxes	$7,546	$582	$21,719	$17,870
Canadian federal and provincial income tax rates	27%	27%	27%	27%
Income tax expense based on the above rates	$2,037	$157	$5,864	$4,825

Increase (decrease) due to:
Non-deductible expenses and permanent differences	$1,054	$1,036	$3,279	$3,769
Non-taxable portion of capital gain or loss	465	708	(145)	797
Withholding taxes	832	592	2,590	2,044
Change in unrecognized temporary differences and other	(2,636)	(1,925)	(2,309)	(11,815)
Income tax expense (recovery)	$1,752	$568	$9,279	$(380)

Sandstorm Gold Ltd.	69	2024 Third Quarter Report

Financial Statements
8.Share Capital and Reserves
AAuthorized Share Capital
The Company is authorized to issue an unlimited number of common shares without par value.
Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until May 6, 2025, to purchase up to 20.0 million of its common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. During the nine months ended September 30, 2024, the Company purchased and cancelled approximately 1.1 million common shares.
The Company’s at-the-market equity program expired in October 2024, without any shares being issued under the program.
In the third quarter of 2024, the Company declared a dividend of CAD0.02 per common share (Q3 2023 — CAD0.02). The full amount of the dividend was recorded as a payable and included within trade payables and other as at September 30, 2024 and was paid in cash in October 2024.
BStock Options and Warrants of the Company
The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant.
A summary of the Company’s options and the changes for the period is as follows:

	Number of options	Weighted average exercise price per share (CAD)

Options outstanding at December 31, 2022	16,356,022	7.50
Granted	4,101,417	6.53
Exercised	(1,147,066)	(5.99)
Expired	(2,009,933)	(6.07)
Options outstanding at December 31, 2023	17,300,440	7.54
Exercised	(242,000)	(1.66)
Expired	(1,519,023)	(8.28)
Options outstanding at September 30, 2024	15,539,417	7.56

Sandstorm Gold Ltd.	70	2024 Third Quarter Report

Financial Statements
The weighted average remaining contractual life of the options as at September 30, 2024 was 2.63 years (December 31, 2023 — 3.05 years). The weighted average share price, at the time of exercise, for those share options that were exercised during the nine months ended September 30, 2024 was CAD5.85 per share (year ended December 31, 2023 — CAD6.71).
A summary of the Company’s options as of September 30, 2024 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (CAD)

2024	1,427,000	1,427,000	8.89
2025	2,812,000	2,812,000	9.43
2026	2,968,000	1,978,671	7.18
2027	4,231,000	1,410,340	7.12
2028	4,101,417	—	6.53
	15,539,417	7,628,011	8.32[1]
1.Weighted average exercise price of options that are exercisable.

CRestricted Share Rights
The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.
As of September 30, 2024, the Company had 2,322,322 RSRs outstanding.

Sandstorm Gold Ltd.	71	2024 Third Quarter Report

Financial Statements
DDiluted Earnings Per Share
Diluted earnings per share is calculated based on the following:

In $000s (except for shares and per share amounts)	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Net income attributable to Sandstorm’s shareholders for the period	$5,399	$(241)	$11,231	$17,477

Basic weighted average number of shares	297,381,566	296,172,883	297,675,327	297,687,712
Basic earnings per share	$0.02	$0.00	$0.04	$0.06

Effect of dilutive securities
Stock options	550,394	—	26,595	751,556
Restricted share rights	1,983,246	—	1,968,381	1,871,651
Diluted weighted average number of common shares	299,915,206	296,172,883	299,670,303	300,310,919
Diluted earnings per share	$0.02	$0.00	$0.04	$0.06
The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD7.77 during the three months ended September 30, 2024 (September 30, 2023 — CAD7.04) or CAD7.20 during the nine months ended September 30, 2024 (September 30, 2023 — CAD7.30).

	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Stock Options	4,239,000	12,611,205	15,732,097	12,737,820
Warrants	—	242,000	117,467	242,000

Sandstorm Gold Ltd.	72	2024 Third Quarter Report

Financial Statements
9.Administration Expenses
The administration expenses for the Company are as follows:

In $000s	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Corporate administration	$1,447	$822	$4,053	$2,588
Employee benefits and salaries	743	750	2,300	2,703
Professional fees	402	574	1,398	2,128
Depreciation	538	—	1,628	229
Administration expenses before share-based compensation	$3,130	$2,146	$9,379	$7,648
Equity settled share-based compensation (a non-cash expense)	1,034	987	3,084	2,938
Total administration expenses	$4,164	$3,133	$12,463	$10,586
10.Supplemental Cash Flow Information

In $000s	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Change in non-cash working capital:
Trade receivables and other	$(2,867)	$(363)	$(2,150)	$(284)
Trade payables and other	(1,611)	(1,562)	(709)	(289)
Net increase in cash	$(4,478)	$(1,925)	$(2,859)	$(573)
Significant non-cash transactions
Financial instrument received on disposal of Stream, royalty and other interests	$—	$—	$—	$122,745
Versamet common shares received in consideration for a convertible debenture payment	—	—	14,186	—
11.Key Management Compensation
The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company is as follows:

In $000s	3 Months Ended Sep. 30, 2024	3 Months Ended Sep. 30, 2023	9 Months Ended Sep. 30, 2024	9 Months Ended Sep. 30, 2023

Salaries and benefits	$390	$391	$1,172	$1,171
Share-based payments	1,263	1,293	3,762	3,880
Total key management compensation expense	$1,653	$1,684	$4,934	$5,051

Sandstorm Gold Ltd.	73	2024 Third Quarter Report

Financial Statements
12. Commitments and Contingencies
In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)

Antamina	1.66%	2.5% of silver spot price
Black Fox[1]	8%	$601
Blyvoor[2]	10%	$572
Bonikro[3]	6%	$400
Cerro Moro[4]	20%	30% of silver spot price
CEZinc[5]	1%	20% of quarterly average zinc spot price
Chapada[6]	4.2%	30% of copper spot price
Entrée[1,7,8]	5.62% on Hugo North Extension and 4.26% on Heruga	Varies
Greenstone[9]	2.375%	20% of gold spot price
Hod Maden[10]	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter
Karma	1.625%	20% of gold spot price
Mercedes[11]	14,300 ounces of gold over 52 months and 4.4% thereafter 100% of silver produced beginning in 2028	25% of gold spot price 25% of silver spot price
Platreef[12]	37.5%	Varies
Relief Canyon[13]	44,712 ounces over 7.25 years and 4% thereafter	Varies
Santa Elena[1]	20%	$482
South Arturo	40% on existing mineralized areas and 20% on new discoveries	20% of silver spot price
Vatukoula[14]	11,022 ounces over 4.5 years and 1.199%—1.363% thereafter	20% of gold spot price
Woodlawn[15]	Varies	Nil
1.Per ounce cash payment subject to an annual inflationary adjustment.
2.For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
3.For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. The Company is entitled to minimum annual deliveries of 4,000–6,000 ounces in the 2024–2026 period and 2,000–3,000 ounces in the 2027–2029 period. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
4.Under the terms of the Cerro Moro silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9.0% of the silver produced thereafter.
5.For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.

Sandstorm Gold Ltd.	74	2024 Third Quarter Report

Financial Statements
6.For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.
7.For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
8.For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
9.For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone Mine until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone Mine, Sandstorm will pay $30 per ounce to fund mine-level environmental and social programs.
10.Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the "Delivery Threshold"). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.
11.Under the terms of the amended Mercedes Gold Stream, the Company will have the right to purchase 275 ounces per month through April 2028 and thereafter 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the amended Mercedes silver stream, beginning in May 2028, the Company is entitled to purchase 100% of silver produced, the cost of which is 25% of the spot price of silver.
12.Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.
13.For the Relief Canyon Stream, fixed ounce entitlement includes additional Stream funding advanced in 2023 and 2024. After receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%-65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations.
14.Under the terms of the amended Vatukoula Gold Stream, the Company is entitled to fixed deliveries totaling 11,022 gold ounces (the cost of which is 20% of the spot price) after January 1, 2023 (the "Vatukoula Fixed Delivery Period"). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase 1.363% for the first 100,000 ounces of gold produced in a calendar year, and 1.199% for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company's investment in the Vatukoula Gold Stream.
15.For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at AUD27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm AUD1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of AUD10 million.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.
In addition to its current leased office space, the Company is party to a 15-year lease for office space which has not yet commenced and which the Company has fully sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are approximately $25 million over the 15-year lease term.

Sandstorm Gold Ltd.	75	2024 Third Quarter Report

Financial Statements
13.Segmented Information
The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended September 30, 2024:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$2,622	$–	$740	$1,882	$1,671
	Silver	1,372	138	36	619	855	1,473
Aurizona, Brazil	Gold	–	2,161	–	70	2,091	871
Blyvoor, South Africa	Gold	1,399	–	323	309	767	1,093
Bonikro, Côte d'Ivoire	Gold	3,538	–	574	1,535	1,429	2,964
Caserones, Chile	Copper	–	2,931	–	898	2,033	2,199
Cerro Moro, Argentina	Silver	4,482	–	1,358	1,644	1,480	3,125
Chapada, Brazil	Copper	4,147	–	1,257	700	2,190	2,890
Fruta del Norte, Ecuador	Gold	–	2,626	–	479	2,147	1,764
Greenstone, Canada	Gold	2,905	–	573	912	1,420	2,314
Houndé, Burkina Faso	Gold	–	1,709	–	518	1,191	1,039
Mercedes, Mexico	Gold	2,073	–	511	973	589	1,563
Relief Canyon, United States	Gold	3,907	–	–	1,878	2,029	3,907
Vale Royalties, Brazil	Iron Ore	–	1,156	–	649	507	–
Other[2]	Gold	1,503	3,618	363	697	4,061	4,136
	Copper, Other	1,367	1,044	296	1,244	871	2,923
Total Segments		$26,693	$18,005	$5,291	$13,865	$25,542	$33,932
Corporate:
Administration and Project evaluation expenses		$–	$–	$–	$–	$(5,824)	$(3,627)
Loss on revaluation of investments		–	–	–	–	(3,818)	–
Finance expense		–	–	–	–	(8,708)	–
Other		–	–	–	–	354	2,222
Total Corporate		$–	$–	$–	$–	$(17,996)	$(1,405)
Consolidated		$26,693	$18,005	$5,291	$13,865	$7,546	$32,527
1.Royalty revenue from Antamina consists of $1.9 million from copper and $0.7 million from other base metals.
2.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Vatukoula, Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $4.6 million, Mexico of $0.1 million and other of $2.8 million. Includes revenue from gold of $5.1 million, copper of $0.5 million, diamonds of $0.5 million and other base metals of $1.4 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

Sandstorm Gold Ltd.	76	2024 Third Quarter Report

Financial Statements
For the three months ended September 30, 2023:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$2,189	$–	$674	$1,515	$1,954
	Silver	1,177	–	29	719	429	1,148
Aurizona, Brazil	Gold	–	2,631	–	136	2,495	2,381
Blyvoor, South Africa	Gold	1,182	–	352	336	494	946
Bonikro, Côte d'Ivoire	Gold	1,847	–	387	1,013	447	1,500
Caserones, Chile	Copper	–	2,428	–	939	1,489	1,933
Cerro Moro, Argentina	Silver	5,976	–	1,791	2,560	1,625	4,185
Chapada, Brazil	Copper	2,270	–	690	474	1,106	1,581
Fruta del Norte, Ecuador	Gold	–	1,666	–	488	1,178	1,496
Houndé, Burkina Faso	Gold	–	1,013	–	372	641	1,473
Mercedes, Mexico	Gold, Silver[2]	5,823	–	441	3,955	1,427	5,798
Relief Canyon, United States	Gold	479	–	–	259	220	479
Vale Royalties, Brazil	Iron Ore	–	1,581	–	680	901	–
Other[3]	Gold	2,352	1,910	654	1,504	2,104	2,835
	Other	1,391	5,409	309	2,166	4,325	5,039
Total Segments		$22,497	$18,827	$4,653	$16,275	$20,396	$32,748
Corporate:
Administration and Project evaluation expenses		$–	$–	$–	$–	$(4,853)	$(2,918)
Loss on revaluation of investments		–	–	–	–	(3,976)	–
Finance expense		–	–	–	–	(9,768)	(21)
Other		–	–	–	–	(1,217)	2,138
Total Corporate		$–	$–	$–	$–	$(19,814)	$(801)
Consolidated		$22,497	$18,827	$4,653	$16,275	$582	$31,947
1.Royalty revenue from Antamina consists of $1.5 million from copper, $0.1 million from silver and $0.6 million from other base metals.
2.Revenue from Mercedes consists of $5.5 million from gold and $0.3 million from silver.
3.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Vatukoula, Highland Valley (disposed of during the three months ended June 30, 2024), Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $9.2 million, Mexico of $0.2 million and other of $1.7 million. Includes revenue from gold of $4.3 million, copper of $4.2, other base metals of $1.6 million, silver of $0.2 million and diamonds of $0.8 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

Sandstorm Gold Ltd.	77	2024 Third Quarter Report

Financial Statements
For the nine months ended September 30, 2024:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Loss on disposal and impairment of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$3,093	$–	$2,190	$–	$903	$1,893
	Silver	3,591	163	93	1,933	–	1,728	3,660
Aurizona, Brazil	Gold	–	5,605	–	187	–	5,418	6,205
Blyvoor, South Africa	Gold	3,840	–	955	947	–	1,938	3,027
Bonikro, Côte d'Ivoire	Gold	12,346	–	2,204	5,807	–	4,335	10,466
Caserones, Chile	Copper	–	9,138	–	2,952	–	6,186	6,255
Cerro Moro, Argentina	Silver	12,919	–	3,881	5,528	–	3,510	9,038
Chapada, Brazil	Copper	12,948	–	3,901	2,361	–	6,686	9,047
Fruta del Norte, Ecuador	Gold	–	6,688	–	1,378	–	5,310	4,177
Greenstone, Canada	Gold	2,905	–	573	912	–	1,420	2,314
Houndé, Burkina Faso	Gold	–	4,958	–	1,424	–	3,534	3,802
Mercedes, Mexico	Gold, Silver[2]	7,298	–	1,580	3,588	404	1,726	5,878
Relief Canyon, United States	Gold	12,916	–	–	6,539	–	6,377	12,916
Vale Royalties, Brazil	Iron Ore	–	4,442	–	1,781	–	2,661	3,282
Other[3]	Gold	6,286	10,743	1,570	2,982	–	12,477	13,863
	Copper, Other	4,647	4,357	918	4,587	3,424	75	8,526
Total Segments		$79,696	$49,187	$15,675	$45,096	$3,828	$64,284	$104,349
Corporate:
Administration and Project evaluation expenses		$–	$–	$–	$–	$–	$(17,537)	$(9,823)
Loss on revaluation of investments		–	–	–	–	–	(2,496)	–
Finance expense		–	–	–	–	–	(27,048)	–
Other		–	–	–	–	–	4,516	4,738
Total Corporate		$–	$–	$–	$–	$–	$(42,565)	$(5,085)
Consolidated		$79,696	$49,187	$15,675	$45,096	$3,828	$21,719	$99,264
1.Royalty revenue from Antamina consists of $2.3 million from copper and $0.8 million from other base metals.
2.Revenue from Mercedes consists of $7.0 million from gold and $0.3 million from silver.
3.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Vatukoula, Highland Valley (disposed of during the three months ended June 30, 2024), Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $17.0 million, Mexico of $0.6 million and other of $8.4 million. Includes revenue from gold of $17.0 million, other base metals of $5.0 million, copper of $2.0 million and diamonds of $2.0 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

Sandstorm Gold Ltd.	78	2024 Third Quarter Report

Financial Statements
For the nine months ended September 30, 2023:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Contractual income from stream, royalty and other interests	Loss on disposal and impairment of stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$12,007	$–	$6,416	$–	$2,039	$3,552	$11,072
	Silver	1,177	–	29	719	–	–	429	1,148
Aurizona, Brazil	Gold	–	7,248	–	369	–	–	6,879	6,648
Blyvoor, South Africa	Gold	3,549	–	1,056	979	–	–	1,514	2,420
Bonikro, Côte d'Ivoire	Gold	7,101	–	1,478	3,807	–	–	1,816	6,420
Caserones, Chile	Copper	–	8,892	–	4,139	–	–	4,753	6,096
Cerro Moro, Argentina	Silver	19,831	–	5,952	7,789	–	–	6,090	13,879
Chapada, Brazil	Copper	10,129	–	3,065	2,027	–	–	5,037	7,064
Fruta del Norte, Ecuador	Gold	–	5,776	–	1,614	–	–	4,162	4,171
Houndé, Burkina Faso	Gold	–	3,530	–	1,241	–	–	2,289	3,025
Mercedes, Mexico	Gold, Silver[2]	18,224	–	1,676	11,927	–	–	4,621	18,734
Relief Canyon, United States	Gold	6,269	–	–	3,055	–	–	3,214	6,269
Vale Royalties, Brazil	Iron Ore	–	4,488	–	1,804	–	–	2,684	2,747
Other[3]	Gold	9,988	4,810	2,674	4,936	(10,000)	940	16,248	21,936
	Copper, Other	3,904	8,215	849	5,280	–	–	5,990	9,467
Total Segments		$80,172	$54,966	$16,779	$56,102	$(10,000)	$2,979	$69,278	$121,096
Corporate:
Administration and Project evaluation expenses		$–	$–	$–	$–	$–	$–	$(16,027)	$(10,046)
Loss on revaluation of investments		–	–	–	–	–	–	(5,761)	–
Finance expense		–	–	–	–	–	–	(29,490)	(118)
Other		–	–	–	–	–	–	(130)	3,081
Total Corporate		$–	$–	$–	$–	$–	$–	$(51,408)	$(7,083)
Consolidated		$80,172	$54,966	$16,779	$56,102	$(10,000)	$2,979	$17,870	$114,013
1.Royalty revenue from Antamina consists of $8.4 million from copper, $0.4 million from silver and $3.2 million from other base metals.
2.Revenue from Mercedes consists of $16.0 million from gold and $2.2 million from silver.
3.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Vatukoula, Highland Valley (disposed of during the three months ended June 30, 2024), Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $19.6 million, Mexico of $3.3 million and other of $4.0 million. Includes revenue from gold of $14.8 million, silver of $0.4 million, copper of $4.6 million, diamonds of $2.9 million and other base metals of $4.2 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period. Contractual income from stream, royalty and other interests includes a one-time contractual payment of $10.0 million received related to the Company's Mt. Hamilton royalty.

Sandstorm Gold Ltd.	79	2024 Third Quarter Report

Financial Statements
Total assets as of:

In $000s	September 30, 2024	December 31, 2023

Antamina	$182,825	$185,748
Aurizona	9,266	10,053
Blyvoor	103,373	104,380
Bonikro	23,907	30,035
Caserones	75,158	77,540
Cerro Moro	9,688	15,217
Chapada	41,534	43,895
Fruta del Norte	26,232	26,761
Greenstone	106,463	107,234
Hod Maden	207,007	206,996
Horne 5	78,934	78,934
Houndé	27,121	28,341
Hugo North Extension and Heruga	35,388	35,358
Mercedes	29,447	52,132
Platreef	187,000	187,000
Relief Canyon	24,021	20,074
Vale Royalties	113,330	114,529
Other[1]	242,375	255,276
Total Segments	$1,523,069	$1,579,503
Corporate:
Cash and cash equivalents	$4,710	$5,003
Investments	246,666	258,874
Other assets[2]	105,108	88,046
Total Corporate	$356,484	$351,923
Consolidated	$1,879,553	$1,931,426
1.Where a Stream, royalty and other interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Includes Vatukoula, Black Fox, Highland Valley (disposed of during the three months ended June 30, 2024), Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte and others. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.
2.Includes Versamet and Horizon Copper investments in associates.

Sandstorm Gold Ltd.	80	2024 Third Quarter Report